EXECUTION IS OMNIPOTENT



BROWN & BROWN, INC.

2004 ANNUAL REPORT

Financial HIGHLIGHTS

(in thousands, except per share data and percentages)[1]	2004	Percent Change	2003	2002	2001	2000
			Year ended December 31,			
Commissions and fees[2]	**$ 638,267**	17.1	$ 545,287	$ 452,289	$ 359,697	$ 258,309
Total revenues	**$ 646,934**	17.4	$ 551,040	$ 455,742	$ 365,029	$ 265,405
Total expenses	**$ 439,985**	17.5	$ 374,558	$ 321,078	$ 274,551	$ 211,341
Income before income taxes and minority interest	**$ 206,949**	17.3	$ 176,482	$ 134,664	$ 90,478	$ 54,064
Net income	**$ 128,843**	16.8	$ 110,322	$ 83,122	$ 53,913	$ 32,793
Net income per share (diluted)	**$ 1.86**	16.3	$ 1.60	$ 1.22	$ 0.85	$ 0.53
Weighted average number of shares outstanding (diluted)	**69,444**	0.8	68,897	68,043	63,222	62,091
Dividends declared per share	**$ 0.2900**	19.6	$ 0.2425	$ 0.2000	$ 0.1600	$ 0.1350
Total assets	**$1,249,517**	44.3	$ 865,854	$ 754,349	$ 488,737	$ 324,677
Long-term debt	**$ 227,063**	452.4	$ 41,107	$ 57,585	$ 78,195	$ 10,660
Shareholders' equity[3]	**$ 624,325**	25.4	$ 498,035	$ 391,590	$ 175,285	$ 118,372

(1) All share and per share information has been restated to give effect to the two-for-one common stock split that became effective November 21, 2001, and the two-for-one common stock split that became effective August 23, 2000. Each stock split was effected as a stock dividend. Prior years' results have been restated to give effect to acquisitions accounted for under the pooling-of-interests method of accounting. In addition, we made acquisitions accounted for under the purchase method of accounting during those periods, which affect the comparability of results.

(2) See Note 2 of the notes to consolidated financial statements for information regarding business purchase transactions which impact the comparability of this information.

(3) Shareholders' equity as of December 31, 2004, 2003, 2002, 2001 and 2000 included net increases of $4,467,000, $4,227,000, $2,106,000, $4,393,000 and $2,495,000, respectively, as a result of the Company's applications of Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS 133, "Accounting for Derivatives Instruments and Hedging Activities."



TOTAL REVENUES
in millions of dollars
265.4
365.0
455.7
551.0
646.9
NET INCOME PER SHARE
in dollars
0.53
0.85
1.22
1.60
1.86
CLOSING STOCK PRICE PER SHARE
reflects closing price at year-end
17.50
27.30
32.32
32.61
43.55
2000
2001
2002
2003
2004
2000
2001
2002
2003
2004
2000
2001
2002
2003
2004

THREE YARDS AND A CLOUD OF DUST.



To succeed in the hunt, the cheetah must find opportunity. It must follow its prey closely, choose the moment of pursuit, react with incredible speed and, with a technique worthy of a martial arts master, bring the animal to the ground. Before being assured a meal, the cheetah must finish the kill: powerful jaws clamp solidly around the throat of its prey, a tenacious grip it must hold for several minutes until the struggle ends. Cheetahs must master this sequence early in order to survive; nature is intolerant of the less capable.



Brown & Brown "cheetahs" are as driven as their big cat mascot. Pay, bonuses and other rewards are based on results, so they're always on the lookout for the next opportunity. Our leadership is driven to assist those new to the team to succeed, helping them master crucial sales skills and guiding them toward individual and collective goals, because success is tightly woven into the fabric of our corporate culture. In our business, as in the hunt, strategic excellence and consistency outweigh every other factor contributing to our success; or, in other words, execution is omnipotent.



Jim W. Henderson
President & Chief Operating Officer

"In our business," says Jim, "mentorship is invaluable in providing talented people with the best opportunity to succeed." One of Jim's best qualities is [illegible] act as a sounding board for others, helping them see the pros and cons [illegible] but allowing them to make the final decision. "What I like about Jim is that he'll give you more than enough rope to hang yourself," notes Regional Executive [illegible] Newell Brown, "but he'll reel you in if necessary."

An eye for OPPORTUNITY

Success comes far more easily when good luck or ideal circumstances are involved. While home runs or holes-in-one seldom fail to impress, every dedicated athlete knows feats like these are only part of a larger picture of preparation, execution and determination. That's why you won't find Brown & Brown people sitting around waiting on good fortune, an "up" market or a cloudless day. "We're a company that executes routine transactions every day," says Jim. "That's part of the reason for our success. Constant, consistent execution is a common theme in the attainment of goals, and it is consistent execution within the context of teamwork that will see Brown & Brown to its current goal of 'B-40' ($1 billion in annual revenue and a 40% operating profit margin) and beyond."

Brown & Brown is without a doubt in the moneymaking business, but it is also in the business of recruiting, enhancing and rewarding talented people. With acquisitions, Jim doesn't evaluate only numbers, but something he feels is more important: human capital. "In real estate," Jim observes, "there is the saying, 'location, location, location.' In our business, when it comes to acquisitions, it's 'people, people, people.' We look at their values, the cultural buy-in, their outlook and whether they want to be an operating partner with us for some time to come."

Mentoring the next generation of Brown & Brown's leaders is essential to the Company's continued success, but it's also personally rewarding to Jim. "This business has a very deliberate ramp-up," he says. "There are some barriers to entry and immediate success is not typical. When you know a person has the ability, it is so important to help shrink the learning curve, to see them succeed before giving up." He adds, "I've had the same mentor for 20 years, who is one of the best in the industry."



The cheetah's eyes are adapted for optimal vision at great distances. Their high position maximizes the cat's binocular vision, and the elongated retinal foveae provide sharp, wide-angle views, diminishing the odds of a prospective catch escaping its watchful gaze. Black "tear marks" under the eyes further aid vision by reducing glare from the sun.

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Speed to SPARE

Not long after taking over the Fort Lauderdale office in 1991, Tom set his sights on acquisitions. "I thought we would be able to attract higher-quality people and hopefully interest more carriers in doing business with us," he explains. Under his direction, the Fort Lauderdale profit center alone has become a $23 million business. Tom attributes this success to having good people in key positions, allowing him the freedom to invest time in seeking out acquisition candidates and helping to build his region into a $175 million operation.

Tom's team is fiercely competitive, particularly within its peer group. "Chasing another team down and trying to be better than it is has always been the biggest motivator," says Tom. As he meets with others interested in becoming part of the Brown & Brown family, Tom looks for a similar drive that in the insurance business separates the wheat from the chaff. "First and foremost, are they good sales people?" Tom asks. "Are they high-quality and high-energy? Do they have the acuity necessary to analyze numbers and make sound decisions? And, obviously, are they technically competent with regard to insurance?"

"What really distinguishes Tom," says President and COO Jim Henderson, "is his ability to attract other leaders and to allow them to grow personally and professionally." According to Jim, this ability has been key to the success of both Tom and Ken Kirk. Both have developed strong leaders from within their organizations who can share the load, enabling them to take on increasing levels of responsibility.

In January 2005, Tom was elected as the Company's first Regional President, in recognition of building the Company's first $150 million plus revenue region.





The fastest land animals in the world, cheetahs are built for speed from the ground up. With long, thin legs that allow for maximum stride and hard, ridged footpads and non-retracting claws to provide excellent high-speed traction, the cheetah can reach 60 mph in three seconds.

A deliberate APPROACH

It's Ken's experience that an average game plan executed perfectly will outperform the best game plan in the world, unless it is executed nearly flawlessly. Wrapping up a meeting, Ken asks, "What's the walkaway?" His goal is to ensure that important points have been communicated, understood and distilled into a short list of action items. "Make it one thing, not 50 things," he says, "and then go do something about it."

Ken's Phoenix, Arizona, agency merged with Brown & Brown in 1995, becoming one of only two Company operations in the western U.S. at the time. Delivering the kind of margins the combined operation promised was Ken's first priority, but his eye then turned to acquisitions that would expand Brown & Brown's presence in the West. Ken and his team have been able to grow the region into a $140 million operation by focusing on acquisitions much as they do with sales. The team continuously looks for acquisition opportunities, building up an inventory of prospects it will work with to determine if the fit is right.

One of Ken's strategies involves carrying around a banker's box full of files on every profit center and leader in his region. Essentially a large-scale "to-do" list, the box contains game plans Ken and profit center managers have outlined. "Going in," Ken explains, "I'll have the walkaway from our last meeting." They will then check what they talked about doing against what they've accomplished, and reorient their game plan toward the next goal. "It's a continuous 'How do we get better?'" Ken says, "It's my way of staying focused and trying to make sure the leaders are focused on the things that are most important."



An expert stalker, the cheetah moves in close before going after its prey. Its spotted coat acts as camouflage, breaking up the outline of its body. Animals that have strayed from the herd are a favorite target, and if they look the cheetah's way, the cat freezes to avoid detection.

Kenneth D. Kirk
Regional Executive Vice President

Ten years ago, Ken's firm had reached the limit of growth he felt the agency might expect, and he was eager to take his business to the next level. Merging with Brown & Brown opened the door to grow the operation from one $6 million profit center to 26 profit centers generating over $140 million in annual revenue. Armed with a great team, a banker's box stuffed full of game plans and an intense focus on execution, Ken literally opened up the West for Brown & Brown.



Techniques that TAKE THE PRIZE

In 1980, Hyatt Brown asked Linda whom she'd recommend to run a new start-up operation in Orlando. "Let me do it" was her response. Hyatt was hesitant, as Linda was new to Brown & Brown. But he agreed to give her a shot, and under her direction the operation turned a profit within a year. Starting from scratch provided Linda with unique insight into each role in a retail office. "It gives me an edge," says Linda, enabling her to quickly determine what is working well and what must change.

Roy's experience as a former agency owner gives him a similar advantage in knowing where to look to tighten up operations. His "How Do You Rank?" report lets each office know exactly where it stands, sparking competition and motivation that brings results. Within the Brown & Brown organization, Roy is well-known for growing and even doubling an operation's margins. "Each and every month, quarter and year," explains Roy, "we look at every office. How can it grow both revenue and profits, and how can it do better than it did the month, quarter or year before?"

Simply being associated with other competitive Brown & Brown people is an impetus for growth. "It just naturally makes us want to challenge ourselves to be better," Linda says. Roy agrees. "The way we run the company," he observes, "no one has to say anything to the person in last place. We're all made of the same material and we bring the requisite pressure on ourselves."



Cheetahs bring down their prey with a slick technique: when the cheetah overtakes its target, it slaps the animal's flank, hooking into it with a specialized dewclaw and bringing it to the ground with a swift yank. The cheetah can also down running prey by throwing a forepaw in front of the animal, tripping it.







C. Roy Bridges
Vice President

Linda S. Downs
Vice President

Linda and Roy are both known for having low-k[illegible]ood people instincts and great technical knowledge. Linda beg[illegible]an underwriter and came on board with Brown & Brown to star[illegible]om scratch. Roy built a successful insurance business from the [illegible]ore joining Brown & Brown with the acquisition of his agency. [illegible] to running lean, profitable operations, either could write the [illegible]



A tenacious grip PREVAILS

Bob Iocco may be new to the role of Regional Executive Vice President (REVP), but when it comes to growing the business and leading others to do the same, he has a proven track record. Less than five years after assuming responsibility for the Bethlehem, Pennsylvania, retail office, Bob had grown the operation into one of the Company's largest, tripling its operating profit. As an independent auditor prior to joining the Company, Bob saw the inner workings of Brown & Brown and dozens of other companies. "Brown & Brown was the only one that had a living, breathing culture and crystal-clear vision of its goals," he says, "and years later, that vision hasn't wavered." In contrast, Bob cites a recent nationwide survey of over 12,000 employees which indicated that fewer than half the respondents thought their companies had clearly communicated their most important goals. He asks, "If no one understands the team's direction, how can they execute a plan?"

"We continue to drive and we continue to stretch, and what was a stretch for us five years ago we do in our sleep now," says Charlie, who moved from manager of the Company's largest retail office to REVP in 2002. "It's easy to fall prey to naysayers who will tell you why it can't be done. You start off saying, 'A billion dollars at 40% operating margin – are you crazy?' Then you start thinking: 'That means we really have to ramp up what we're doing.' When you look at the types of goals that places on individual offices, they're usually pretty substantial. You have to believe in a goal before you can execute it. And we're a team of believers, by and large. We believe that working hard, giving your best and focusing on the fundamentals day in and day out adds up, and we have the track record to prove it."



Cheetahs prefer to go for the throat from behind, clear of flailing hooves. The Thompson's Gazelle is a favorite catch, though the cheetah's diet consists of a wide range of prey, including birds and rabbits.





Regional Executive Vice President

"The key for growth is for each office to become the best in its locale. To do that," observes Charlie, "you must weave yourself into the fabric of the community by being a good corporate citizen and giving back. People like me are the luckiest people in the world, having a job we love to do and enjoying the benefits of hard work."

Robert F. Iocco
Regional Executive Vice President

Regional President Tom Riley brought Bob on board with Brown & Brown as an internal auditor more than a dozen years ago, and within a few years, he became a Profit Center Manager. Though his beginnings were in finance, Bob was attracted to Brown & Brown's competitive camaraderie, as well as the ability to advance based on merit.



J. Scott Penny
Regional Executive Vice President

In the late 1980s, Scott was a college athlete with a summer sales job when he got the opportunity to demonstrate his product to Brown & Brown's leadership. Hyatt says, "We watched Scott as an athlete, we knew him as a person, but when we saw him selling us fire extinguishers, we knew he had it!"

J. Powell Brown
Regional Executive Vice President

"All of us are competitive in some way, shape or form," notes Powell of Brown & Brown's REVPs. "There's a clear connection between being really competitive and growing your business," Powell adds. "You've got to take the business from someone else – no one just gives it away. There's a loser and a winner in the equation."

Scott and Powell bring solid experience as well as new ideas, along with the usual Brown & Brown competitive drive to the Regional Executive Vice President team. "They are both very bright, very motivated, very talented men, each capable in his own right," says President and COO Jim Henderson. "But put them together and all of a sudden it's as though you're playing against six or seven."

Brown & Brown's first brokerage operation focusing on large-premium property and liability accounts, Peachtree Special Risk Brokers (PSR), was born of a friendship between Powell Brown and Tony Strianese. Tony mentioned he was thinking about doing something a little different. "Why don't we talk about doing something a little different with us?" Powell replied. Tony was very close to joining another entity, but Powell's persistence and the high level of trust Tony had in him led Tony to join the Brown & Brown team. Launched in 2000, PSR has already grown into a $12-million-plus revenue business. "As with PSR, if your idea has merit, Brown & Brown leadership will support it, but you must be willing to take ultimate ownership and responsibility, whether the outcome is positive or negative," says Powell. "PSR is also a great success story," he adds.

Scott Penny also knows a thing or two about the value of thinking differently. For example, one Midwestern customer needed coverage for a newly acquired Southeastern operation within a very tight timeframe. "We determined that the best way to handle it was to access Southeastern underwriters as opposed to Midwestern," Scott explains. "Because the relationships between those underwriters and our Southeastern offices were so strong, we knew we ought to rely on them to help us." The Southeastern and Midwestern teams worked together and, within a week, got the job done because they were willing to go above and beyond the usual. "It isn't glamorous, but it's analogous to just driving the football down the field a few yards every time we get our hands on it."



Smaller teeth provide room for enlarged nasal passages, allowing the cheetah to breathe more easily with its jaws locked into its prey – a hold the cat may need to maintain for as long as 15 to 25 minutes since its teeth aren't large enough to deliver a lethal bite.

J. Hyatt Brown, CPCU, CLU
Chairman and Chief Executive Officer



Dear Shareholders

Another fine year for Brown & Brown is now history. Jim and I want to share a compendium of our thoughts about the past year and about our enthusiasm for the future of Brown & Brown. We welcome this opportunity to report our view of 2004's results, and to provide an update on the Brown & Brown culture and other issues of significance relative to the insurance industry in general, and to Brown & Brown in particular.

The following is a partial list of the accomplishments and accolades achieved and received during 2004:

#1 – Our *Wall Street Journal* ranking within the entire insurance sector, based on total shareholder return over the last 10-year period.
3% – The percentage of U.S. listed companies on *Mergent's Dividend Achiever Index*, of which we are one, based on a record of 10 or more consecutive years of declaring dividend increases.
#13 – Our rank on *FORBES* 2004 list of "200 Best Small Companies."
16.3% – Earnings Per Share growth, to $1.86.
16.6% – Cash Earnings Per Share growth, to $2.34.
17.4% – Top line revenue growth
33.5% – Stock price growth, to 3.0B.
#69 – Our rank on *Fortune's* list of "America's 100 Fastest Growing Companies."
$100 Million + – The annualized revenue of our 2004 acquisitions.
PLUS – We received an Unqualified Opinion on our Sarbanes-Oxley Act Internal Control Report.

These results were delivered despite the fact that four major hurricanes hit our home state in August and September. The Florida offices account for 37% of the company's revenues. We are proud to report that our people responded to more than 11,000 claims in an exemplary manner. Not only was the financial indemnification essential to our customers, but the various personal relationships with clients and insurance companies across the state enabled us to provide the service that was needed during a time of great anxiety and trauma. This is not the first time the Brown & Brown organization has responded to catastrophe – each time we are


BROWN & BROWN'S GROWTH IN SHAREHOLDER VALUE/MARKET CAPITALIZATION
(in thousands, at December 31)
$137.9
$186.0
$229.4
$471.6
$1,004.5
$2,203.5
$3,011.9
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

called upon to prove our worth, we have! These are signal accomplishments that are a tribute to the Brown & Brown team.

The real measure of a "Built to Last" Company is the long-term appreciation in shareholder value, as shown in the above chart.

We are constantly asked by investors – why? Why is Brown & Brown valued in the market place as a premium investment? Obviously the consistency of results over the last 12 years is central to our outstanding shareholder return – but consistency is a result – so the question recurs – why?

We have identified five elements that we believe are the bedrock of Brown & Brown's success:

1. Intense focus on the middle market.
2. Assiduous attention to detail.
3. Directly tying long-term compensation and wealth creation for individuals to objective results, with certain incentives truly being long-term (for example, full vesting only after 15 years or upon reaching age 64).
4. The Brown & Brown culture (we are An American Meritocracy®).
5. An unrelenting discipline that radiates throughout the entire organization ("Execution Is Omnipotent!")

We define the middle market as commercial property and casualty, employee benefits and personal lines accounts with annual premiums of generally less than $2.5 million. Although we handle certain Fortune 1,000

The consistency of results over the last 12 years is central to our outstanding shareholder return.

accounts, we have an intense focus on the middle market. Based on data obtained from Dowling & Company, a widely respected insurance industry, consultant, analyst and investment advisor, there are approximately $31 billion of annual middle market commissions produced by some 25,000 insurance agents and brokers across the United States. This estimate excludes the commission revenues of the top 10 U.S. insurance brokers (Brown & Brown is #8) and a majority of personal lines commissions. This very broad market should continue to consolidate over a long period of time. The Brown & Brown model is specifically designed to grow organically and by acquisitions with the highest margins in this vast wellspring of business.

In 1982, the then- five-member Brown & Brown Leadership Committee made a momentous, fundamental decision – it set growth goals that focused on continuous operating profit margin expansion (*ad infinitum*) while driving the revenue line aggressively. This approach has a built-in internal conflict – growth vs. profitability. To more objectively weigh and measure ourselves and to better

We believe that Brown & Brown is 3% financial capital and 97% "people capital."

understand our customer base, we began to require every profit center – and each department within each profit center – to report separate detailed financial results on a monthly basis. This data would be compiled and each quarter, the entire leadership team would compare profit centers and like department-to-department best practices. The results were then published internally so all could share this powerful knowledge. Each profit center and each comparable department would be challenged to "Beat the Leader," and the best profit centers and departments within the Company would be recognized for their achievements. Our operating profit margin in 1982 was 8% on $4.0 million of revenue. By year end 1989, the revenue had grown to approximately $29.0 million, with an operating profit margin of 24.6%. As of December 31, 2004, our revenue base was $647 million, and our EBITDA profit margin was 37.9%, up from 37.3% in 2003. In 22 short years, Brown & Brown has accomplished an unmatched record of both top line and margin growth. This intense focus on detail must be reflected in the daily routine of every profit center and every department throughout our company. We view the Sarbanes-Oxley testing requirements for our internal controls as a positive reinforcement of what we started in 1982. This execution must continue *ad infinitum*!!

A clear and objective compensation policy is vital to driving positive shareholder results and favorable employee morale. A growing company provides upward mobility for those who are willing to "put their shoulders to the wheel" and make extra commitment to the articulated corporate goals. Competitive salaries and benefits are essential. Additionally, stock investment opportunities are prime motivators for people who are focused on providing short- and long-term asset growth for themselves and their families. The Brown


EMPLOYEE STOCK PURCHASE PLAN
value of $1,300 annual investment
as of December 31, 2004 at $43.55
CAGR = 32.6%
$1,684
$1,300
$20,006
$57,707
$112,713
$15,600
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Investment Gain
Aggregate investment of $1,300 per year

& Brown Employee Stock Purchase Plan, available to all employees on a payroll deduction basis, has provided thousands of our employees with an opportunity to participate in the growth and profitability of the Company. The payroll deduction period is 12 months – August 1 to the following July 31 – and each participant may contribute up to 10% of income (not to exceed $25,000) and will buy the Brown & Brown shares at 85% of the lower of the stock price on the August 1st start date or the July 31st ending date. Approximately 77% of our employees participate in this Plan. These shares vest immediately and are issued to participating employees at the end of each Plan year. The median Plan investment by participating employees is $1,300 per year.

The above chart illustrates the results achieved by an employee who has invested $1,300 per year since 1993 in this Plan, and has held the shares. As you can see, a $15,600 investment over the last 12 years was valued on January 1, 2005 at $112,713.

As we travel to our various profit centers to hold sales and general meetings, we are constantly reminded that a great number of Brown & Brown people are very interested in being involved in helping their Profit Center and the Company as a whole to grow consistently and profitably, for obvious reasons!!

Grants of stock under the Performance Stock Plan (PSP), which was originally approved by shareholders in 1996, are made to a broad group of the leadership of Brown & Brown based on objective performance measures. These stock grants are "awarded" in 20% "tranches" each time the 20-day average stock price rises 20% within a period of five years from the date of grant. Upon award of the granted shares, the employee receives the dividends and voting rights associated with the shares. The awarded shares then vest 15 years from the earlier of the date of the original grant, age 64, or upon death or disability. Currently there are 455 individuals that have been granted shares through this Plan, and the market value of all the shares awarded but not yet vested is approximately $103 million as of January 1, 2005.

Brown & Brown is An American Meritocracy®. Simply stated, our people rise or recede based on hard work, ability and objective results. We believe that Brown & Brown is 3% financial capital and 97% "people capital." Our decentralized organizational structure encourages, recognizes and rewards hardworking, focused and committed entrepreneurial people.

The leadership of your Company is singularly focused on the recruitment and enhancement of current and new employees. This river of rising and bright people is of signal importance to our long term goals. Our culture of An American Meritocracy® promotes and recognizes those who are deserving.

The keystone to making all these pieces and parts perform with the consistency that drives long-term growth in shareholder value is "Dogged Discipline." The two of us have seen the discipline mechanism at Brown & Brown grow and become more and more embedded as we have matured as a company. This intangible ingredient is absolutely essential to our future.

We would call your attention to the back cover of this Annual Report:

"The Best Way Is Almost Always
The Most Difficult Way.
Long Term Success Involves
Conflict With Those Who Are
Not Disciplined Or Committed.
Our Model Is Designed To Allow
Those Uncommitted, Undisciplined
People To Find Other Companies
Whose Focus Is Not Forever."

We are absolutely committed to the continued focus on our five bedrock ingredients.

We are very optimistic about 2005, and expect that we will face every challenge with the same resolution as in the past. We believe that Brown & Brown is well prepared to deliver another year of consistent results.



J. Hyatt Brown, CPCU, CLU
Chairman and Chief Executive Officer



Jim W. Henderson
President and Chief Operating Officer

March 14, 2005

Between August 13 and September 25, 2004, Florida was battered by a series of four hurricanes that brought loss of life, property and for a time, everyday normality. In the midst of this devastation, Brown & Brown's people went above and beyond the call of duty to help customers, colleagues and fellow Floridians deal with the aftermath of these disasters.

Hurricane RELIEF

After Hurricane Charley tore through Charlotte Harbor, Florida, tens of thousands were left without electricity or water; many had no food, shelter or transportation. Our Port Charlotte team set up a grill and for a week cooked hamburgers and hotdogs for the community. As claims began to pour in, people from other Brown & Brown offices were there to help: Leesburg, Sarasota, Panama City, Clearwater, Tampa, Naples, Florida and even as far away as Lafayette, Louisiana.

Just three weeks later, Hurricane Frances hit Port St. Lucie, Florida with a vengeance. Our Daytona Beach, Florida team had an emergency crew ready to handle customer claims but, in addition to taking out electric power, Hurricane Frances left that office without phone service. Undeterred, the IT Director rerouted calls to the Jacksonville office and the team headed there – some 90 miles north – where it temporarily handled claims.

Before the season was over, Florida would be hit by two more hurricanes, Ivan and Jean, bringing total damages in excess of $25 billion. While we pride ourselves on helping customers deal with the unexpected, we are particularly proud of the Brown & Brown people who gave 110% to help their customers, colleagues and neighbors better cope with these disasters.


Brown & Brown
INSURANCE
• Home
• Auto
• Commercial
• Life

The only sign left after "Charley" hit our Port Charlotte Office Complex.



Taking claims information less than 48 hours after "Charley" hit.



Remains of a building just south of Brown & Brown's Port Charlotte office.

During 2004, all four of our operating divisions performed at or above expected levels. In each case, through a concentrated focus on aggressive sales, our ongoing recruitment of highly motivated new talent and strong, proven business systems and cost containment measures, we posted record earnings for the 12th consecutive year.

Review of Operations RETAIL DIVISION

Brown & Brown's Retail Division is the team to beat when it comes to being the best at what we do. Posting record revenues of $461.3 million, Retail leads the way through tough sales management, strong recruitment and training of exceptional, entrepreneurial-minded individuals, and the ongoing review and advancement of its important industry partnerships and customer relationships.

During 2004, we further expanded our presence as a result of retail acquisitions in Arkansas, California, Colorado, Connecticut, Georgia, Massachusetts, Michigan, Minnesota, New Hampshire, New Jersey, New Mexico, New York, Pennsylvania, Texas and Wisconsin. With retail locations now in 27 states, our operations extend virtually from sea to sea and border to border.


DIVISION REVENUES
in millions of dollars
$346.9
$399.0
$461.3
2002
2003
2004


CONTRIBUTION TO TOTAL REVENUE
71.3%

RETAIL OFFICE LOCATIONS

Arizona
Arkansas
California
Colorado
Connecticut
Florida
Georgia
Illinois
Indiana
Kentucky
Louisiana
Massachusetts
Michigan
Minnesota
Nevada
New Hampshire
New Jersey
New Mexico
New York
Ohio
Oklahoma
Pennsylvania
South Carolina
Texas
Virginia
Washington
Wisconsin

Review of Operations NATIONAL PROGRAMS DIVISION

National Programs – comprised of those operations which provide insurance programs and services for a variety of niche professions and business enterprises – continues to increase its contribution to overall revenue growth. Led by FIU, CalSurance, Public Risk Underwriters, Professional Programs and newcomers, Proctor Financial and TitlePac, this group is further expanding our reach in this important aspect of the insurance business. The Programs Division experienced a revenue growth rate of 24%. While much of the growth can be attributed to recent acquisitions, which brought us several programs, we also experienced good growth in CalSurance and the Professional Protector Plan® for Dentists.


DIVISION REVENUES
in millions of dollars
$61.1
$90.4
$1 12.1
2002
2003
2004


CONTRIBUTION TO TOTAL REVENUE
17.3%

NATIONAL PROGRAMS OFFICE LOCATIONS

California
Florida
Georgia
Illinois
Indiana
Michigan
Missouri
New Jersey
North Carolina
Oklahoma
Pennsylvania
Tennessee
Texas
Washington

Review of Operations BROKERAGE DIVISION

Brown & Brown's Brokerage Division continues to experience exceptional growth, primarily as a result of new lines of expertise gained via acquisitions and further improvement in expanding new and existing agent relationships. Division revenues for 2004 rose to $41.6 million.

During the year, Peachtree Special Risk Brokers again expanded its reach, and we added a new revenue source through the acquisition of International E&S Insurance Brokers, Inc. Then, in early 2005, we added Hull & Company, Inc., Braishfield Associates and ECC Insurance Brokers.

Other existing brokerage operations, including MacDuff Underwriters, Halcyon Underwriters, and Roehrig & MacDuff Underwriters are also performing at outstanding levels, positioning this division to continue posting strong gains.


DIVISION REVENUES
in millions of dollars
$24.0
$31.7
$41.6
2002
2003
2004


CONTRIBUTION TO TOTAL REVENUE
6.4%

BROKERAGE OFFICE LOCATIONS

California
Colorado
Florida
Georgia
Hawaii
Illinois
Louisiana
Montana
Nebraska
Nevada
New Jersey
New York
North Carolina
Oklahoma
Tennessee
Texas
Washington

Review of Operations SERVICES DIVISION

United Self-Insured Services and Preferred Governmental Claim Solutions, Inc. provide their clients with aggressive managed care, cost containment and claims services, made possible by a thorough understanding of each customer's needs. Competition in this line of business is consistently very strong, but as a result of the determination and professionalism of our people, these business operations continue to operate at levels above this industry segments norm.

DIVISION REVENUES
in millions of dollars

2002	2003	2004
$27.9	$28.6	$26.8


CONTRIBUTION TO
TOTAL REVENUE
4.1%

SERVICES OFFICE LOCATIONS
Florida

Board of DIRECTORS



J. HYATT BROWN, CPCU, CLU
Chairman & Chief Executive Officer
Brown & Brown, Inc.



JIM W. HENDERSON, CPA, CPCU
President & Chief Operating Officer
Brown & Brown, Inc.



SAMUEL P. BELL, III, ESQ.
Partner
Pennington, Moore, Wilkinson, Bell & Dunbar, P.A.
Compensation Committee, Chairman; Nominating/Corporate Governance Committee



HUGH M. BROWN
Founder and former President & Chief Executive Officer
BAMSI, Inc.
Audit Committee; Compensation Committee



BRADLEY CURREY, JR.
Former Chairman & Chief Executive Officer
Rock-Tenn Company
Nominating/Corporate Governance Committee, Chairman; Compensation Committee; Audit Committee



THEODORE J. HOEPNER
Vice Chairman
SunTrust Bank Holding Company



DAVID H. HUGHES
Chairman
Hughes Supply, Inc.
Audit Committee; Compensation Committee; Nominating/Corporate Governance Committee



JOHN R. RIEDMAN
Chairman
Riedman Corporation



JAN E. SMITH
President
Jan Smith & Company
Audit Committee, Chairman; Compensation Committee; Nominating/Corporate Governance Committee



CHILTON D. VARNER
Partner
King & Spalding LLP
Compensation Committee; Nominating/Corporate Governance Committee

Corporate OFFICERS

J. HYATT BROWN, CPCU, CLU
Chairman & Chief Executive Officer

JIM W. HENDERSON, CPA, CPCU
President & Chief Operating Officer

THOMAS E. RILEY,
CPA, CPCU, CMA, CIC
Regional President

C. ROY BRIDGES, CIC
Regional Executive Vice President

J. POWELL BROWN, CPCU
Regional Executive Vice President

LINDA S. DOWNS, CPCU, AAI
Regional Executive Vice President

ROBERT F. IOCCO, CPA, CIC
Regional Executive Vice President

KENNETH D. KIRK
Regional Executive Vice President

CHARLES H. LYDECKER,
CPCU, CIC, AIM
Regional Executive Vice President

J. SCOTT PENNY, CIC
Regional Executive Vice President

CORY T. WALKER, CPCU, CIC, ARM, CRM
Senior Vice President, Treasurer &
Chief Financial Officer

LAUREL L. GRAMMIG, ESQ., CIC
Vice President, Secretary &
General Counsel

RICHARD A. FREEBOURN, SR.,
CPCU, CIC
Vice President, Internal Operations

THOMAS M. DONEGAN, JR., ESQ.
Vice President, Assistant Secretary &
Assistant General Counsel

Leadership COUNCIL

(Comprised of Corporate Officers and these Executives)

JOHN C. ADAMS, JR.
Daytona Beach, FL

PHILLIP ADAMS, CIC, CRM
Peachtree Special Risk Brokers

JOHN D. ALLEN, ARM
Peachtree Special Risk Brokers

DONALD C. AMMILLER, CIC
Toledo, OH

ERIC E. ANDERSON
Owensboro, KY

ANTONIO M. ARIAS, AAI
Miami, FL

ROBERT E. BARLOW, JR.
Washington, NJ

DENNY R. BASS
Baton Rouge, LA

VIRGINIA S. BAYLOR, CIA
Corporate

JENNIFER L. BELL
Panama City, FL

JOHN G. BERGER, JR.
Buffalo, NY

JOHN R. BERNER
Orlando, FL

THEODORE A. BETONI, JR., J.D.
Acumen Re Management Corporation

SAM R. BOONE, JR.
United Self-Insured Services

BRIAN C. BROOKS, CPCU, CIC, AIM
Leesburg, FL

P. BARRETT BROWN
Orange, CA

J. GREGORY BROWN
Los Angeles, CA

MICHAEL W. BROWN
Roswell, NM

DONALD T. BUCKNAM
Wolcott, NY

GREGORY A. BUSCH, CPCU
Ft. Collins, CO

RHETT BUTLER, CPCU
Rome, GA

JOHN A. CABALLERO, CIC
Denver, CO

K. SHANE CALDWELL
Public Risk Underwriters

DAVID A. CANFIELD
Public Risk Underwriters – Washington

SALVATORE F. CAPANO
Emerald Benefits

DAVID J. CARELLO
Rome, NY

STEVE R. CARVAJAL, CIC
El Paso, TX

Leadership COUNCIL (CONT.)

TIMOTHY CASEY
Albuquerque, NM

RICKIE W. CHANCY
Monticello, FL

JOHN S. CHURCH
Brooksville, FL

KATHY H. COLANGELO, CIC, ASLI
Roehrig & MacDuff

CLAYTON L. COLLINS, JR.
Greenville, SC

PAUL E. COLLINS
Tallahassee, FL

DAVID L. COMEY, CIC
Norfolk, VA

JOHN F. CONNOLLY, III
LaCrosse, WI

PAUL E. CORBLEY, CIC
Melbourne, FL

KEVIN J. CROMBIE
International E & S Insurance Brokers

D. CRAIG CURREY
Ocala, FL

DANIEL K. DALY
Parcel Insurance Plan®

BYRON W. DAVIDSON, CPCU, CIC, ARM
Phoenix, AZ

ROBERT J. DEGRAVES
Novato, CA

NICHOLAS J. DERESZYNSKI, CEBS, CIC
Sarasota, FL

JOHN S. DEVNEW
Norfolk, VA

FRANCIS L. DOYLE, III
Philadelphia, PA

JEFFREY L. EISEN
Florida Intracoastal Underwriters

A. THOMAS ELLIS, CIC
Naples, FL

PETER T. ESHELMAN
American Specialty

WILLIAM D. EVANS, CIC
Clearwater, FL

STEVEN J. EWING
Las Vegas, NV

MARK E. FELK
Spartanburg, SC

JOHN P. FOLSOM, JD, CPCU, ARM
Tacoma, WA

SUSAN L. FONTAINE
Houston, TX

DOUGLAS D. FYFE, JD, CIC
Los Angeles, CA

MICHAEL A. GARGUILO
Houston, TX

E. JANE GORDON, AAI
AFC Insurance

JOSEPH S. GUERCIO, CPA, CIC, AAI
Little Rock, AR

MARY JANE GWYN, CPA, CPCU
Professional Programs

DANA R. HANDO
Houston, TX

JAMES A. HARRIS
Las Vegas, NV

WILLIAM E. HARRISON, JR.
San Antonio, TX

RICHARD K. HAWKINS
Charleston, SC

SUSAN M. HEATH, CPA
Professional Programs

MICHAEL J. HERMES, CIC
Austin, TX

ROBERT P. HOLLANDER
Miami, FL

MICHAEL G. HOAGLAND
Braishfield Associates

MICHAEL A. HOLMES, CIC, ARM
Ft. Lauderdale, FL

RICHARD F. HULL
Hull & Company, Inc.

GEOFFREY HUGHES
Energy & Marine

THOMAS K. HUVAL, CIC
Lafayette, LA

STEPHEN A. JOHNSEN
Norfolk, VA

PATRICK J. KENNEDY
Jamestown, NY

RICHARD A. KNUDSON, JR., CIC
Clark, NJ

EDWARD A. KUROWSKI, JR.
Prescott, AZ

MALINDA K. LAIRD, CIC
Oklahoma City, OK

CLIFFORD F. LAKE, JR.
Minneapolis, MN

KEVIN A. LAY, CPCU
Peachtree Special Risk Brokers

EDWARD A. LEHAN, JR., CLU, CHFC
Hartford, CT

SALLY LEWIS-BUTLER, CIC, AAI, CPIA
Marietta, GA

BRIAN LINDAHL, CPCU
Daytona Beach, FL

BEVERLY J. LOSEY, CLU
Tacoma, WA

G. ROGER LOTT, CIC
Bartlesville, OK

ERIC P. LOVE
Taos, NM

COLIN E. LOWE, CIC
Ft. Lauderdale, FL

MARK C. LOWE, CIC
MacDuff Underwriters

PAUL C. LYONS, III, CIC
Halcyon Underwriters

JOHN T. MANNER
Joliet, IL

JEFFREY S. MARTINS
Seattle, WA

KENNETH R. MASTERS
CalSurance

SCOTT C. MAYOR, CPCU, CIC
Steamboat Springs, CO

JOHN D. MCDANIEL, CIC
Richmond, VA

JAMES E. MCHUGH
Merrimack, NH

ANDREW J. MELONI
Rochester, NY

ROBERT S. MESSINA
Syracuse, NY

ROY S. MOORE, III
Syracuse, NY

RICHARD W. MORTIMER, JR.
Brea, CA

MICHAEL A. PASCHKE
Phoenix, AZ

MARK A. PEARSON
TitlePac

GARY R. PICKEL
Naples, FL

JEFFREY D. PIETROSANTO
Clifton Park, NY

MIKE A. PRICE
Atlanta, GA

THOMAS W. PROCTOR, CPCU
Proctor Financial

STEVEN M. RANDALL
Flint, MI

DANIEL S. REAL
ECC Insurance Brokers

KATHERINE S. REIMANN, CIC
Commercial Programs

THOMAS J. REKSTEIN, CIC
Mankato, MN

MARK R. RELICKE
Ft. Pierce, FL

SUSAN M. RODRIGUEZ, CIC, CPIW
Santa Barbara, CA

MARK J. RUGGLES, CPA, CSSC
CalSurance

ROBERT V. SAVILLE
Public Risk Underwriters of Georgia

MICHAEL J. SCHOLL, ACAS, MAAA
Public Risk Underwriters

GEORGE J. SCHUNCK
Syracuse, NY

FRANK R. SEE
Brown & Brown Re

JEFFREY R. SEIDL, CRM, CIC
Orlando, FL

BRUCE J. SIEGMANN, CPCU, CIC
Indianapolis, IN

DANNY SIMMERMAN, CPA, CPCU, CIC, AAI
Punta Gorda, FL

CAROL SMITH
Peachtree Specialty Lines

THEODORE R. SOBOLEWSKI
Buffalo, NY

MARTIN F. STATFELD
Florham Park, NJ

RANDAL D. STORM, CIC
Public Risk Underwriters – Washington

ANTHONY T. STRIANESE
Peachtree Special Risk Brokers

JOHN W. SUBER, JR.
Tampa, FL

TODD TRIPLETT
Pryor, OK

DINA TRISTANI, AAI, CIC, CPIA, CPIW
Corporate

WILLIAM J. UPSHAW, III, CIC
West Palm Beach, FL

STEPHEN S. VAN WERT, JD
Professional Programs

STEPHEN M. VAUGHN
Marmora, NJ

DAVID J. VILLARI
Ft. Lauderdale, FL

DONALD J. VOLPE, RHU
St. Petersburg, FL

BRENT R. WAGNER
Joliet, IL

MARC N. WALDOR
Florham Park, NJ

PETER R. WALDOR, CIC
Florham Park, NJ

MARK D. WALKER
Peachtree Special Risk Brokers

CHARLES C. WARDLAW
International E&S Brokers

C. TIM WHITE, CIC
Russellville, AR

LAVERNE C. WICKS, CIC
Ft. Myers, FL

MATTHEW C. WIGGINS
Winter Haven, FL

JOHN R. WIITA
Hurley, WI

A. DES YAWN, CIC
Atlanta, GA

W. GREG YOUNG, LUTCF
Colorado Springs, CO

M. DECKER YOUNGMAN, CPCU
Daytona Beach, FL

RICHARD C. ZARING, CLU, CEBS
Manassas, VA

WILLIAM A. ZIMMER, CPA, CIC
Jacksonville, FL

De Wildt CHEETAH AND WILDLIFE CENTRE

Brown & Brown is proud to support the De Wildt Cheetah and Wildlife Centre. An internationally recognized facility, the Centre is dedicated to the preservation of cheetahs and other endangered African species through captive breeding programs.

Located in the Northwest Province of South Africa, the Centre is a leader in the research and breeding of near-extinct African animals. To learn more about De Wildt Cheetah and Wildlife Centre and its work, visit www.dewildt.org.za.

Contributions may be made to the De Wildt Cheetah and Wildlife Trust, P.O. Box 1756, Hartbeespoort, 0216, South Africa.

Tax-deductible contributions from U.S. citizens may also be sent to the Carson Springs Wildlife Foundation, an IRC 501(c)(3) not-for-profit organization founded to support cheetah conservation worldwide: The Carson Springs Wildlife Foundation, 23561 North Overhill Drive, Lake Zurich, IL 60047.







INDEX *to Financials*

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

GENERAL

The following discussion should be read in conjunction with our Consolidated Financial Statements and the related Notes to those Consolidated Financial Statements, included elsewhere in this report.

We are a general insurance agency and brokerage headquartered in Daytona Beach and Tampa, Florida. Since 1993, our stated corporate objective has been to increase our net income per share by at least 15% every year. We have increased revenues from $95.6 million in 1993 (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $646.9 million in 2004, a compound annual growth rate of 19.0%. In the same period, we increased net income from $8.0 million (as originally stated, without giving effect to any subsequent acquisitions accounted for under the pooling-of-interests method of accounting) to $128.8 million in 2004, a compound annual growth rate of 28.7%. We have also increased net income per share 15.0% or more for 12 consecutive years, excluding the effect of a one-time investment gain of $1.3 million in 1994 and favorable adjustments to our income tax reserves of $0.7 million in 1994 and $0.5 million in 1995, respectively. Since 1993, excluding the historical impact of poolings, our pre-tax margins (income before income taxes and minority interest) improved in all but one year, and in that year, the pre-tax margin was essentially flat. These improvements have resulted primarily from net new business growth (new business production offset by lost business), acquisitions and continued operating efficiencies. Our revenue growth in 2004 was driven by: (i) net new business growth; (ii) the acquisition of 32 agency entities and several books of business (customer accounts), with total annualized revenues of approximately $104.1 million; and (iii) flat to a slight decrease in premium rates in certain lines of business.

Our commissions and fees revenue are comprised of commissions paid by insurance companies and fees paid directly by customers. Commission revenues generally represent a percentage of the premium paid by the insured and are materially affected by fluctuations in both premium rate levels charged by insurance companies and the insureds' underlying "insurable exposure units," which are units that insurance companies use to measure or express insurance exposed to risk (such as property values, sales and payroll levels) so as to determine what premium to charge the insured. These premium rates are established by insurance companies based upon many factors, including reinsurance rates, none of which we control. Beginning in 1986 and continuing through 1999, commission revenues were adversely influenced by a consistent decline in premium rates resulting from intense competition among property and casualty insurance companies for market share. Among other factors, this condition of a prevailing decline in premium rates, commonly referred to as a "soft market," generally resulted in flat to reduced commissions on renewal business. The effect of this softness in rates on our commission revenues was somewhat offset by our acquisitions and net new business production. As a result of increasing "loss ratios" (the comparison of incurred losses plus adjustment expense against earned premiums) of insurance companies through 1999, there was a general increase in premium rates beginning in the first quarter of 2000 and continuing into 2003. During 2003, the increases in premium rates began to moderate, and in certain lines of insurance, the premium rates decreased. We expect the softening of insurance premium rates to continue through 2005.

The volume of business from new and existing customers, fluctuations in insurable exposure units and changes in general economic and competitive conditions further impact our revenues. For example, the increasing costs of litigation settlements and awards have caused some customers to seek higher levels of insurance coverage. Conversely, level rates of inflation and the general decline of economic activity in recent years have limited the increases in the values of insurable exposure units. Still, our revenues continue to grow as a result of an intense focus on net new business growth and acquisitions. We anticipate that results of operations will continue to be influenced by these competitive and economic conditions in 2005.

We also earn "contingent commissions," which are profit-sharing commissions based primarily on underwriting results, but may also contain considerations for volume, growth and/or retention. These commissions are primarily received in the first and second quarters of each year and, over the last three years, have averaged approximately 6.4% of the previous year's total commissions and fees revenue.

Contingent commissions are included in our total commissions and fees in the consolidated statements of income in the year received. The term "core commissions and fees" excludes contingent commissions and therefore represents the revenues earned directly from specific insurance policies sold, and specific fee-based services rendered.

Fee revenues are generated primarily by our Services Division, which provides insurance-related services, including third-party administration, consulting for the workers' compensation and employee benefit self-insurance markets, and managed healthcare services. In each of the past three years, fee revenues generated by the Services Division have declined as a percentage of our total commissions and fees, from 6.1% in 2002 to 4.0% in 2004. This declining trend is anticipated to continue as the revenues from our other reportable segments grow at a faster pace.

Investment income consists primarily of interest earnings on premiums and advance premiums collected and held in a fiduciary capacity before being remitted to insurance companies. Our policy is to invest available funds in high-quality, short-term fixed income investment securities. Investment income also includes gains and losses realized from the sale of investments.

Acquisitions

During 2004, Brown & Brown acquired the assets of 29 general insurance agencies, several books of business (customer accounts) and the outstanding stock of three general insurance agencies. The aggregate purchase price was $199.3 million, including $190.5 million of net cash payments, the issuance of $1.4 million in notes payable and the assumption of $7.3 million of liabilities. These acquisitions had estimated aggregate annualized revenues of $104.1 million.

During 2003, we acquired the assets and certain liabilities of 23 general insurance agencies, as well as the remaining 25% minority interest in Florida Intracoastal Underwriters, and several books of business (customer accounts). These acquisitions had estimated aggregate annualized revenues of $45.8 million.

During 2002, we acquired the assets and certain liabilities of 26 general insurance agencies, several books of business (customer accounts) and the outstanding stock of six general insurance agencies. These acquisitions had estimated aggregate annualized revenues of $62.0 million.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We continually evaluate our estimates, which are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of our assets and liabilities, which values are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies (see "Note 1 - Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements), the following critical accounting policies may involve a higher degree of judgment and complexity.

Revenue Recognition

Commission revenues are recognized as of the effective date of the insurance policy or the date the customer is billed, whichever is later. At that date, the earnings process has been completed, and we can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. Management determines the policy cancellation reserve based upon historical cancellation experience adjusted by known circumstances. Subsequent commission adjustments are recognized upon notification from the insurance companies. Contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received. Fee revenues are recognized as services are rendered.

Business Acquisitions and Purchase Price Allocations

We have significant intangible assets that were acquired through business acquisitions. These assets consist of purchased customer accounts, noncompete agreements, and the excess of costs over the fair value of identifiable net assets acquired (goodwill). The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," all of our business combinations initiated after June 30, 2001 have been accounted for using the purchase method. In connection with these acquisitions, we record the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer accounts and noncompete agreements. Purchased customer accounts include the physical records and files obtained from acquired businesses that contain information about insurance policies, customers and other matters essential to policy renewals, but it primarily represents the present value of the underlying cash flows expected to be received over the estimated future renewal periods of those purchased customer accounts. The valuation of purchased customer accounts involves significant estimates and assumptions concerning matters such as cancellation frequency, expenses and discount rates. Any change in these assumptions could affect the carrying value of purchased customer accounts. Noncompete agreements are valued based on the duration and any unique features of each specific agreement. Purchased customer accounts and noncompete agreements are amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and intangible assets is assigned to goodwill and is no longer amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142).

Intangible Assets Impairment

Effective January 1, 2002, we adopted SFAS No. 142, which requires that goodwill be subject to at least an annual assessment for impairment by applying a fair-value based test. Amortizable intangible assets are amortized over their useful lives and are subject to lower-of-cost-or-market impairment testing. SFAS No. 142 requires us to compare the fair value of each reporting unit with its carrying value to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, earnings before interest, income taxes, depreciation and amortization (EBITDA), and pre-tax income.

Management assesses the recoverability of our goodwill on an annual basis, and amortizable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in our stock price for a sustained period; and (iv) significant decline in our market capitalization. If the recoverability of these assets is unlikely because of the existence of one or more of the above-referenced factors, an impairment analysis is performed. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or related assumptions change in the future, we may be required to revise the assessment and, if appropriate, record an impairment charge. We completed our most recent evaluation of impairment for goodwill as of November 30, 2004 and identified no impairment as a result of the evaluation.

Reserves for Litigation

We are subject to numerous litigation claims that arise in the ordinary course of business. In accordance with SFAS No. 5, "Accounting for Contingencies," if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve these claims is recorded in accrued expenses in the accompanying Consolidated Balance Sheets. Professional fees related to these claims are included in other operating expenses in the accompanying Consolidated Statements of Income. Management, with the assistance of outside counsel, determines whether it is probable that a liability has been incurred and estimates the amount of loss based upon analysis of individual issues. New developments or changes in settlement strategy in dealing with these matters may significantly affect the required reserves and impact our net income.

Derivative Instruments

In 2002, we entered into one derivative financial instrument – an interest rate exchange agreement, or "swap" – to manage the exposure to fluctuations in interest rates on our $90 million variable rate debt. As of December 31, 2004, we maintained this swap agreement, whereby we pay a fixed rate on the notional amount to a bank and the bank pays us a variable rate on the notional amount equal to a base London InterBank Offering Rate (LIBOR). We have assessed this derivative as a highly effective cash flow hedge, and accordingly, changes in the fair market value of the swap are reflected in other comprehensive income. The fair market value of this instrument is determined by quotes obtained from the related counter parties in combination with a valuation model utilizing discounted cash flows. The valuation of this derivative instrument is a significant estimate that is largely affected by changes in interest rates. If interest rates increase or decrease, the value of this instrument will change accordingly.

New Accounting Pronouncements

See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the effects of the adoption of new accounting standards.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

The following discussion and analysis regarding results of operations and liquidity and capital resources should be considered in conjunction with the accompanying Consolidated Financial Statements and related Notes.

Commissions and Fees

Commissions and fees increased 17.1% in 2004, 20.6% in 2003 and 25.7% in 2002. Core commissions and fees increased 4.3% in 2004, 5.9% in 2003 and 12.1% in 2002, when excluding commissions and fees generated from acquired operations and also divested operations. The 2004 results reflect the moderation of the premium rate growth during the year as compared with the slightly higher premium growth rates in 2003, and the high premium growth rate of the 2002 "hard market." The 2002 results reflect the strong premium rate increases that began in the first quarter of 2000 and continued through 2002.

Investment Income

Investment income increased to $2.7 million in 2004, compared with $1.4 million in 2003 and $2.9 million in 2002. The increase in 2004 was primarily a result of slightly higher investment yields earned during the year along with much higher available cash balances principally due to the funding of the $200 million of unsecured senior notes in July and September of 2004. The decrease in 2003 was primarily a result of lower investment yields earned during the year along with lower available cash balances.

Other Income, net

Other income consists primarily of gains and losses from the sale and disposition of assets. In 2004, gains of $4.8 million were recognized from the sale of customer accounts. Although we are not in the business of selling customer accounts, we periodically will sell an office or a book of business that does not produce reasonable margins or demonstrate a potential for growth. For these reasons, in 2004, we sold all four of our retail offices in North Dakota and our sole remaining operation in the medical third-party administration services business. Gains from the sale of customer accounts were $4.0 million in 2003 and $0.7 million in 2002.

Employee Compensation and Benefits

Employee compensation and benefits increased approximately 17.1% in 2004, 19.4% in 2003 and 19.8% in 2002, primarily as a result of acquisitions and an increase in commissions paid on net new business. Employee compensation and benefits as a percentage of total revenues was 48.6% in 2004, 48.7% in 2003 and 49.3% in 2002, reflecting a gradual improvement in personnel efficiencies as revenues grow. We had 3,960 full-time equivalent employees at December 31, 2004, compared with 3,517 at December 31, 2003 and 3,384 at December 31, 2002.

Non-Cash Stock Grant Compensation

Non-cash stock grant compensation expense represents the expense required to be recorded under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," relating to our stock performance plan, which is more fully described in Note 11 of the Notes to Consolidated Financial Statements.

The annual cost of this stock performance plan increases only when our average stock price over a

20-trading-day period increases by increments of 20% or more from the price at the time of the original grant, or when additional shares are granted and the stock price increases.

Since the first vesting condition for performance stock grants issued in 2001 was satisfied in 2002 when a 20-trading-day average stock price of $35.00 was reached, we issued another significant set of performance stock grants in January 2003 at a grant price per share of $35.00. There will be no expense relating to this set of performance stock grants until the 20-trading-day average stock price exceeds the $35.00 performance stock grant price by an increment of 20%. Additionally, other grants are periodically issued to new and existing employees.

During 2004, the average stock price exceeded the $42.00 average price for a 20-trading-day period required for the first 20% of the shares granted in January 2003 to be awarded, and therefore we began the annual expensing of such shares. As a result, the 2004 expense increased to $2.6 million from $2.3 million in 2003.

During 2003, since the average price of our stock never exceeded any of the 20% thresholds of the grants priced at $35.00 per share, the only expense related to our stock performance plan was the annual expense of grants issued prior to 2003, which was then partially offset by expense credits resulting from forfeitures. As a result, the 2003 expense decreased to $2.3 million from $3.8 million in 2002.

As a result of the stock price increase in 2002, the 2001 stock grants began to be expensed in 2002, and the 2002 expense increased to $3.8 million from $2.0 million in 2001. In 2002, $0.7 million of the $3.8 million was expensed due to the accelerated vesting of some performance stock grants as a result of the deaths of two employees.

Other Operating Expenses

Other operating expenses increased 13.8% in 2004, 12.1% in 2003, and 17.1% in 2002; however, other operating expenses as a percentage of total revenues decreased to 13.1% in 2004 from 13.5% in 2003 and 14.6% in 2002. The continuing decline in other operating expenses, expressed as a percentage of total revenues, is attributable to the effective cost containment measures brought about by an initiative designed to identify areas of excess expense and to the fact that, in a net internal revenue growth environment, certain significant other operating expenses such as office rent, office supplies, data processing, and telephone costs, increase at a slower rate than commissions and fees revenue increase during the same period. Somewhat offsetting these cost efficiencies, our incurred accounting, legal and professional fees have increased approximately $1 million in 2004 over the 2003 levels due to the requirements of the Sarbanes-Oxley Act of 2002 and various ongoing investigations of agent and broker compensation, including contingent commissions, by state regulators. Also during 2004, we expensed an additional $1.2 million for various state and local use taxes. Offsetting these additional expenses was approximately $0.9 million in reductions to our litigation and claims reserve.

Amortization

Amortization expense increased $4.7 million, or 26.8% in 2004, increased $3.4 million, or 24.4% in 2003, and decreased $1.8 million, or 11.5% in 2002. The increases in 2004 and 2003 were due to the amortization of additional intangible assets as a result of new acquisitions. As part of our annual impairment assessment as of November 30, 2004, management determined that the maximum amortization period for the intangible asset, purchased customer accounts, should be reduced from 20 years to 15 years. A change in accounting estimate was recognized to reflect this decision, resulting in an increase in the 2004 amortization expense of $529,000, a decrease in net income of $330,000, and no impact on earnings per share. Future annual amortization expenses will increase by approximately $6.4 million as a result of this change in accounting estimate. The decrease in 2002 was primarily due to the elimination of goodwill amortization in accordance with SFAS No. 142, but was offset by the increased amortization of identifiable intangible assets from new acquisitions consummated in 2002.

Depreciation

Depreciation increased 8.6% in 2004, 13.2% in 2003 and 10.8% in 2002. These increases were primarily due to the purchase of new computer and related equipment, and the depreciation associated with new agency acquisitions.

Interest Expense

Interest expense increased $3.5 million, or 97.5%, in 2004 as a result of the funding of $200 million of unsecured senior notes in the third quarter of 2004. Interest expense decreased in 2003 by $1.0 million, or 22.2%, and

$1.0 million, or 18.3%, in 2002 as a result of reductions in our outstanding debt.

Income Taxes

The effective tax rate on income from operations was 37.7% in 2004, 37.5% in 2003 and 36.6% in 2002. The higher effective tax rate in 2004, compared with 2003 and 2002, was primarily the result of increased amounts of business conducted in states having higher state tax rates.

RESULTS OF OPERATIONS – SEGMENT INFORMATION

As discussed in Note 17 of the Notes to Consolidated Financial Statements, we operate in four reportable segments: the Retail, National Programs, Brokerage and Service Divisions. On a Divisional basis, increases in amortization, depreciation and interest expenses are the result of new acquisitions in that division in a particular year. Likewise, other income in each division primarily reflects net gains on sales of customer accounts and fixed assets. Additionally, increases in non-cash stock grant compensation is more dependent on increases in the Company's average stock price than on the Divisional results. As such, in evaluating the operational efficiency of a Division, management places greater emphasis on the net internal growth rate of core commissions and fees revenue, and the gradual improvement of the ratio of employee compensation and benefits to total revenues, and the gradual improvement of the ratio of other operating expenses to total revenues.

Retail Division

The Retail Division provides a broad range of insurance products and services to commercial, public entity, professional and individual customers. More than 97% of the Retail Division's commissions and fees revenue are commission-based. Since the majority of our operating expenses do not change as premiums fluctuate, we believe that most of any fluctuation in the commissions that we receive will be reflected in our pre-tax income. The Retail Division's commissions and fees revenue accounted for 75.4% of our total consolidated commissions and fees revenue in 2002 but declined to 71.7% in 2004, mainly due to continued acquisitions in the National Programs and Brokerage Divisions.

Financial information relating to our Retail Division is as follows (in thousands, except percentages):

	2004	Percent Change	2003	Percent Change	2002
REVENUES					
Commissions and fees	**$431,767**	16.4 %	$371,004	14.8 %	$323,060
Contingent commissions	**26,169**	7.3 %	24,381	34.8 %	18,087
Investment income	**567**	930.9 %	55	(98.9) %	4,943
Other income, net	**2,845**	(20.3) %	3,570	324.5 %	841
Total revenues	**461,348**	15.6 %	399,010	15.0 %	346,931
EXPENSES					
Employee compensation and benefits	**225,438**	15.4 %	195,323	15.3 %	169,366
Non-cash stock grant compensation	**1,599**	(12.9) %	1,835	12.7 %	1,628
Other operating expenses	**77,780**	15.3 %	67,487	4.1 %	64,844
Amortization	**15,314**	22.7 %	12,476	13.4 %	10,997
Depreciation	**5,734**	(0.6) %	5,771	12.0 %	5,153
Interest	**21,846**	23.2 %	17,732	5.9 %	16,741
Total expenses	**347,711**	15.7 %	300,624	11.9 %	268,729
Income before income taxes	**$113,637**	15.5 %	$ 98,386	25.8 %	$ 78,202
Net internal growth rate – core commissions and fees	**2.7%**		4.0%		8.8%
Employee compensation and benefits ratio	**48.9%**		49.0%		48.8%
Other operating expenses ratio	**16.9%**		16.9%		18.7%
Capital expenditures	**$ 5,568**		$ 5,904		$ 5,784
Total assets at December 31	**$843,823**		$623,648		$521,073

The Retail Division's total revenues in 2004 increased $62.3 million to $461.3 million, a 15.6% increase over 2003. Of this increase, approximately $59.9 million related to commissions and fees from acquisitions for which there were no comparable revenues in 2003. The remaining increase was primarily due to net new business growth. During 2004, we sold our four retail offices in North Dakota and other books of businesses in various offices. With respect to these assets sold during 2004, $6.7 million of commissions and fees revenue were earned in 2003 for which there were no revenues recognized in the comparable 2004 period. Therefore, the Retail Division's net internal

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

growth rate in core commissions and fees revenue was 2.7% in 2004, excluding the revenues recognized in 2004 from new acquisitions and the 2003 commissions and fees from divested business. The net internal growth rate of core commissions and fees revenue for the Retail Division in 2003 and 2002 was 4.0% and 8.8%, respectively. The decline in the net internal growth rate from commissions and fees revenue from 2002 to 2004 primarily reflects the softening of insurance premium rates during that period.

Income before income taxes in 2004 increased $15.3 million to $113.6 million, a 15.5% increase over 2003. This increase was due to revenues from acquisitions, a positive internal growth rate and the continued focus on holding our general expense growth rate to a lower percentage than our revenue growth rate.

Total revenues in 2003 increased $52.1 million to $399.0 million, a 15.0% increase over 2002. Of this increase, approximately $42.2 million related to commissions and fees from acquisitions for which there were no comparable revenues in 2002. The remaining increase was due to net new business growth and rising premium rates during the first half of 2003. During 2003, we sold certain offices and books of businesses which earned approximately $7.0 million in commissions and fees in 2002 for which there were no revenues recognized in the comparable 2003 period.

Income before income taxes in 2003 increased $20.2 million to $98.4 million, a 25.8% increase over 2002. This increase was due to revenues from acquisitions, increases in premium rates and improved cost structure related to those entities acquired during 2002.

National Programs Division

The National Programs Division is comprised of two units: Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents; and Special Programs, which markets targeted products and services designated for specific industries, trade groups, public entities and market niches. Like the Retail Division, the National Programs Division's revenues are essentially all commission-based.

Financial information relating to our National Programs Division is as follows (in thousands, except percentages):

	2004	Percent Change	2003	Percent Change	2002
REVENUES					
Commissions and fees	**$111,080**	28.0 %	$ 86,787	53.0 %	$ 56,716
Contingent commissions	**827**	(77.0) %	3,598	1.0 %	3,564
Investment income	**139**	(2.8) %	143	(87.1) %	1,112
Other income (loss), net	**46**	(154.8) %	(84)	(69.2) %	(273)
Total revenues	**112,092**	23.9 %	90,444	48.0 %	61,119
EXPENSES					
Employee compensation and benefits	**45,278**	37.4 %	32,951	63.6 %	20,140
Non-cash stock grant compensation	**235**	36.6 %	172	(12.7) %	197
Other operating expenses	**16,581**	26.5 %	13,110	62.4 %	8,073
Amortization	**5,882**	31.1 %	4,488	70.8 %	2,627
Depreciation	**1,583**	31.0 %	1,208	25.3 %	964
Interest	**8,603**	26.3 %	6,810	187.5 %	2,369
Total expenses	**78,162**	33.1 %	58,739	70.9 %	34,370
Income before income taxes and minority interest	**$ 33,930**	7.0 %	$ 31,705	18.5 %	$ 26,749
Net internal growth rate – core commissions and fees	**4.5%**		11.2%		19.7%
Employee compensation and benefits ratio	**40.4%**		36.4%		33.0%
Other operating expenses ratio	**14.8%**		14.5%		13.2%
Capital expenditures	**$ 2,693**		$ 2,874		$ 487
Total assets at December 31	**$359,551**		$273,363		$208,769

Total revenues in 2004 increased $21.6 million to $112.1 million, a 23.9% increase over 2003. Of this increase, approximately $21.6 million related to commissions and fees from acquisitions for which there were no comparable revenues in 2003. During 2004, we discontinued several programs, including our professional medical program, which generated approximately $1.2 million in revenues in 2003 but for which there were no comparable revenues in 2004. Therefore, the National Program Division's internal growth rate for core commissions and fees was 4.5%, excluding commissions and fees recognized in 2004 from new acquisitions and the 2003 commissions and fees from divested business. The net internal growth rate for core commissions and fees for the National Programs Division in 2003 and 2002, was 11.2% and 19.7%, respectively. The decline in the internal growth rates from core commissions and fees from 2002 through 2004 was primarily related to declining insurance premium rates in our condominium program at our Florida Intracoastal Underwriters (FIU) profit center. The insurance rates in this program are expected to be up slightly in 2005 due to the impact of the hurricanes in 2004.

Income before income taxes and minority interest in 2004 increased $2.2 million to $33.9 million, a 7.0% increase over 2003, of which the majority related to the revenues derived from acquisitions completed in 2004, but offset primarily by lower earnings at FIU. The ratio of employee compensation and benefits to total revenues and the ratio of other operating expenses to total revenue were higher in 2004 than 2003, primarily due to two reasons: (1) 2004 total revenues reflected $2.8 million less profit sharing contingency income than in 2003 due primarily to the impact of the 2004 hurricanes in Florida, and (2) the 2003 and 2004 acquisitions reporting in this Division accounted for 30% of the Division's total revenues, but operated only in the 30% to 40% operating profit margin range, thereby diluting the historical aggregate operating profit margin of this Division.

Total revenues in 2003 increased $29.3 million to $90.4 million, a 48.0% increase over 2002. Of this increase, approximately $26.0 million was from CalSurance Associates, which was acquired in November 2002, and several other agencies that were acquired that offer unique property and casualty insurance products designed for governmental agencies. The remaining increase was primarily related to net new business growth. In 2002, the underwriting insurance company on our professional medical program opted not to renew this contract effective March 2003 and, without a replacement company, the 2003 revenues of this program dropped to $0.8 million compared to $2.3 million in 2002. In 2004, this program ceased operations.

Income before income taxes and minority interest in 2003 increased $5.0 million to $31.7 million, a 18.5% increase over 2003, of which the majority related to the revenues derived from the CalSurance Associates acquisition completed in 2002.

Brokerage Division

The Brokerage Division markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers. Like the Retail and National Programs Divisions, essentially all of the Brokerage Division's revenues are commission-based.

Financial information relating to our Brokerage Division is as follows (in thousands, except percentages):

	2004	Percent Change	2003	Percent Change	2002
REVENUES					
Commissions and fees	$ 37,929	39.5 %	$ 27,183	23.3 %	$ 22,038
Contingent commissions	3,656	(19.7) %	4,555	174.1 %	1,662
Investment income	—	—	—	—	207
Other income (loss), net	18	800.0 %	2	(96.5) %	57
Total revenues	41,603	31.1 %	31,740	32.4 %	23,964
EXPENSES					
Employee compensation and benefits	19,782	47.3 %	13,426	21.8 %	11,027
Non-cash stock grant compensation	100	(39.0) %	164	19.7 %	137
Other operating expenses	7,800	38.9 %	5,614	19.3 %	4,706
Amortization	757	142.6 %	312	39.3 %	224
Depreciation	508	53.5 %	331	24.9 %	265
Interest	1,319	72.4 %	765	35.6 %	564
Total expenses	30,266	46.8 %	20,612	21.8 %	16,923
Income before income taxes	$ 11,337	1.9 %	$ 11,128	58.0 %	$ 7,041
Net internal growth rate – core commissions and fees	14.1%		19.7%		65.0%
Employee compensation and benefits ratio	47.5%		42.3%		46.0%
Other operating expenses ratio	18.7%		17.7%		19.6%
Capital expenditures	$ 694		$ 824		$ 338
Total assets at December 31	$128,699		$ 74,390		$ 65,376

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Total revenues in 2004 increased $9.9 million to $41.6 million, a 31.1% increase over 2003. Of this increase, approximately $7.0 million related to commissions and fees from acquisitions for which there were no comparable revenues in 2003. The Brokerage Division's internal growth rate for core commissions and fees in 2004 was 14.1%, excluding commissions and fees recognized in 2004 from new acquisitions. The net internal growth rate for core commissions and fees for the Brokerage Division in 2003 and 2002, was 19.7% and 65.0%, respectively. The decline in the internal growth rates from core commissions and fees in 2004 from 2003 was primarily related to the decline in the net new business generated by our reinsurance brokerage unit and the gradual softening of insurance premium rates. The significantly higher internal growth rates in 2002 reflect the significant new business growth of our start-up wholesale brokerage operations over the Division's much smaller core revenue base in 2001.

As a result of the Brokerage Division's net new business growth, income before income taxes in 2004 increased $0.2 million to $11.3 million, a 1.9% increase over 2003. The ratio of employee compensation and benefits to total revenues and the ratio of other operating expenses to total revenue were higher in 2004 than 2003, primarily due to two reasons: (1) 2004 total revenues reflected $0.9 million less profit sharing contingency income than in 2003, and (2) during 2004, we started several new branches of our Peachtree Special Risk Brokers unit and the start-up salaries and operational costs diluted the Division's normal operating profit margins.

Total Brokerage Division revenues in 2003 increased $7.8 million to $31.7 million, a 32.4% increase over 2002. Of this increase, $2.4 million related to commissions and fees from acquisitions for which there was no comparable revenue in 2003. The remaining increase is primarily due to net new business growth.

Primarily as a result of the Brokerage Division's strong net new business growth, income before income taxes in 2003 increased $4.1 million to $11.1 million, a 58.0% increase over 2002.

Services Division

The Services Division provides insurance-related services, including third-party administration, consulting for the workers' compensation and employee benefit self-insurance markets, and managed healthcare services. Unlike our other segments, approximately 94% of the Services Division's 2004 commissions and fees revenue are generated from fees, which are not significantly affected by fluctuations in general insurance premiums.

Financial information relating to our Service Division is as follows (in thousands, except percentages):

	2004	Percent Change	2003	Percent Change	2002
REVENUES					
Commissions and fees	$ 25,807	(7.6) %	$ 27,920	1.6 %	$ 27,478
Contingent commissions	—	—	—	—	—
Investment income	—	—	—	—	412
Other income (loss), net	1,002	49.3 %	671	—	6
Total revenues	26,809	(6.2) %	28,591	2.5 %	27,896
EXPENSES					
Employee compensation and benefits	14,961	(5.8) %	15,876	—	15,882
Non-cash stock grant compensation	108	(32.9) %	161	15.0 %	140
Other operating expenses	4,873	(23.9) %	6,407	(6.0) %	6,817
Amortization	36	(2.7) %	37	(2.6) %	38
Depreciation	387	(8.5) %	423	(11.7) %	479
Interest	69	(57.4) %	162	(16.5) %	194
Total expenses	20,434	(11.4) %	23,066	(2.1) %	23,550
Income before income taxes	$ 6,375	15.4 %	$ 5,525	27.1 %	$ 4,346
Net internal growth rate – core commissions and fees	16.6%		7.9%		11.4%
Employee compensation and benefits ratio	55.8%		55.5%		56.9%
Other operating expenses ratio	18.2%		22.4%		24.4%
Capital expenditures	$ 788		$ 234		$ 250
Total assets at December 31	$ 13,760		$ 13,267		$ 12,318

Total revenues in 2004 decreased $1.8 million to $26.8 million, a 6.2% decrease from 2003. Of this decrease, approximately $6.6 million related to commissions and fees from medical third-party administration (TPA) business units sold in 2004 and 2003. These operations were sold because their respective operating profit margins were not expected to exceed the 10%-12% range, and as such, were not acceptable returns in our culture. Services Division's internal growth rate for core commissions and fees was 16.6% in 2004, excluding the 2003 commissions and fees from divested business. The net internal growth rate for core commissions and fees for the Services Division in 2003 and 2002 was 7.9% and 11.4%, respectively. The positive internal growth rates from commissions and fees from 2002 through 2004 primarily reflect the strong net new business growth from our workers' compensation and public risk TPA businesses.

Income before income taxes in 2004 increased $0.9 million to $6.4 million, a 15.4% increase over 2003, primarily due to strong net new business growth and the elimination of the lower margin medical TPA businesses sold in 2003 and 2004.

The Services Division's total revenues in 2003 increased $0.7 million to $28.6 million, a 2.5% increase over 2002. The majority of the increase was the result of net new business growth.

Income before income taxes in 2003 increased $1.2 million to $5.5 million, a 27.1% increase over 2002, primarily due to strong net new business growth and the elimination of the lower margin medical TPA business sold in 2003.

Quarterly Operating Results

The following table sets forth our quarterly results for 2004 and 2003.

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Total revenues	**$165,565**	**$157,942**	**$160,381**	**$163,046**
Income before income taxes	**$ 59,360**	**$ 52,529**	**$ 48,256**	**$ 46,804**
Net income	**$ 36,348**	**$ 32,153**	**$ 30,086**	**$ 30,256**
Net income per share:				
Basic	**$ 0.53**	**$ 0.47**	**$ 0.44**	**$ 0.44**
Diluted	**$ 0.53**	**$ 0.46**	**$ 0.43**	**$ 0.43**
2003				
Total revenues	$144,736	$137,858	$133,545	$134,901
Income before income taxes	$ 49,001	$ 44,524	$ 41,626	$ 41,331
Net income	$ 30,536	$ 27,935	$ 26,051	$ 25,800
Net income per share:				
Basic	$ 0.45	$ 0.41	$ 0.38	$ 0.38
Diluted	$ 0.44	$ 0.41	$ 0.38	$ 0.37

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents of $188.1 million at December 31, 2004 reflected an increase of $131.2 million over the $56.9 million balance at December 31, 2003. During 2004, $170.2 million of cash was provided from operating activities, and $200.0 million was provided from the issuance of new privately-placed, unsecured senior notes. Also during this period, $202.7 million of cash was used for acquisitions, $10.2 million was used for additions to fixed assets, $18.6 million was used for payments on long-term debt and $20.0 million was used for payment of dividends.

Our cash and cash equivalents of $56.9 million at December 31, 2003 reflected a decrease of $11.1 million from our December 31, 2002 balance of $68.0 million. During 2003, $142.7 million of cash was provided from operating activities. Also during the period, $100.3 million of cash was used for acquisitions, $15.9 million was used for additions to fixed assets, $28.0 million was used for payments on long-term debt and $16.6 million was used for payments of dividends.

Our cash and cash equivalents of $68.0 million at December 31, 2002 reflected an increase of $52.0 million over our December 31, 2001 balance of $16.0 million. During 2002, $70.1 million of cash was provided from operating activities and $149.4 million was raised from the sale of 5,000,000 shares of additional common stock in a follow-on stock offering in March 2002. From these total funds, $120.9 million of cash was used for acquisitions, $23.7 million was used to repay long-term debt, $13.4 million was used to pay dividends and $7.3 million was used for additions to fixed assets.

Our ratio of current assets to current liabilities (the "current ratio") was 1.48 and 1.14 at December 31, 2004 and 2003, respectively.

As of December 31, 2004, our contractual cash obligations were as follows:

Contractual Cash Obligations

(in thousands)	Total	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$243,174	$ 16,128	$ 26,572	$ 287	$200,187
Capital lease obligations	24	7	15	2	—
Other long-term liabilities	8,160	5,112	1,230	631	1,187
Operating leases	76,065	18,382	26,282	17,358	14,043
Maximum future acquisition contingency payments	107,137	29,836	77,301	—	—
Total contractual cash obligations	$434,560	$ 69,465	$131,400	$ 18,278	$215,417

In July 2004, we completed a private placement of $200 million of unsecured senior notes (the "Notes"). The $200 million is divided into two series: Series A, for $100 million due in 2011 and bearing interest at 5.57% per year; and Series B, for $100 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. We have used, and anticipate continuing to use, the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2004, there was an outstanding balance of $200 million on the Notes.

In September 2003, we established an unsecured revolving credit facility with a national banking institution that provided for available borrowings of up to $75 million, with a maturity date of October 2008, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.625% to 1.625%, depending upon our quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock grant compensation. A commitment fee of 0.175% to 0.375% per annum was assessed on the unused balance. The 90-day LIBOR was 2.56% as of December 31, 2004. There were no borrowings against this facility at December 31, 2004.

In January 2001, we entered into a $90 million, unsecured seven-year term loan agreement with a national banking institution. Borrowings under this facility bear interest based upon the 30-, 60- or 90-day LIBOR plus a credit risk spread ranging from 0.50% to 1.00%, depending upon our quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock grant compensation. The 90-day LIBOR was 2.56% as of December 31, 2004. The loan was fully funded on

January 3, 2001, and a balance of $38.6 million remained outstanding as of December 31, 2004. This loan is to be repaid in equal quarterly principal installments of $3.2 million through December 2007. Effective January 2, 2002, we entered into an interest rate swap agreement with a national banking institution to lock in an effective fixed interest rate of 4.53% for the remaining six years of the term loan, excluding our credit risk spread of between 0.50% and 1.00%.

In 1991, we entered into a long-term unsecured credit agreement with a major insurance company that provided for borrowings at an interest rate equal to the prime rate (9.25% at December 31, 2002) plus 1.00%. In accordance with an August 1, 1998 amendment to this credit agreement, the outstanding balance was repaid in August 2003, thus ending the credit agreement.

All of our credit agreements require us to maintain certain financial ratios and comply with certain other covenants. We were in compliance with all such covenants as of December 31, 2004 and 2003.

Neither we nor our subsidiaries have ever incurred off-balance sheet obligations through the use of, or investment in, off-balance sheet derivative financial instruments or structured finance or special purpose entities organized as corporations, partnerships or limited liability companies or trusts.

We believe that our existing cash, cash equivalents, short-term investment portfolio and funds generated from operations, together with our unsecured revolving credit facility described above, will be sufficient to satisfy our normal liquidity needs through at least the end of 2005. Additionally, we believe that funds generated from future operations will be sufficient to satisfy our normal liquidity needs, including the required annual principal payments on our long-term debt.

Historically, much of our cash has been used for acquisitions. If additional acquisition opportunities should become available that exceed our current cash flow, we believe that given our relatively low debt to total capitalization ratio, we would have the ability to raise additional capital through either the private or public debt markets.

In December 2001, a universal "shelf" registration statement that we filed with the Securities and Exchange Commission (SEC) covering the public offering and sale, from time to time, of an aggregate of up to $250 million of debt and/or equity securities, was declared effective. The net proceeds from the sale of such securities could be used to fund acquisitions and for general corporate purposes, including capital expenditures, and to meet working capital needs. The common stock follow-on offering of 5,000,000 shares in March 2002 was made pursuant to this "shelf" registration statement. As of December 31, 2004, approximately $90.0 million of the universal "shelf" registration remains available. If we needed to publicly raise additional funds, we may need to register additional securities with the SEC.

CONSOLIDATED STATEMENTS OF *Income*

(in thousands, except per share data)	Year Ended December 31, 2004	2003	2002
REVENUES			
Commissions and fees	**$ 638,267**	$ 545,287	$ 452,289
Investment income	**2,715**	1,428	2,945
Other income, net	**5,952**	4,325	508
Total revenues	**646,934**	551,040	455,742
EXPENSES			
Employee compensation and benefits	**314,221**	268,372	224,755
Non-cash stock grant compensation	**2,625**	2,272	3,823
Other operating expenses	**84,927**	74,617	66,554
Amortization	**22,146**	17,470	14,042
Depreciation	**8,910**	8,203	7,245
Interest	**7,156**	3,624	4,659
Total expenses	**439,985**	374,558	321,078
Income before income taxes and minority interest	**206,949**	176,482	134,664
Income taxes	**78,106**	66,160	49,271
Minority interest, net of income tax	**—**	—	2,271
Net income	**$ 128,843**	$ 110,322	$ 83,122
Net income per share:			
Basic	**$ 1.87**	$ 1.61	$ 1.24
Diluted	**$ 1.86**	$ 1.60	$ 1.22
Weighted average number of shares outstanding:			
Basic	**68,909**	68,327	67,283
Diluted	**69,444**	68,897	68,043
Dividends declared per share	**$ 0.29**	$ 0.2425	$ 0.20

See accompanying notes to consolidated financial statements.

CONSOLIDATED *Balance Sheets*

(in thousands, except per share data)	At December 31, 2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 188,106	$ 56,926
Restricted cash and investments	147,483	116,543
Short-term investments	3,163	382
Premiums, commissions and fees receivable	172,395	146,672
Other current assets	28,819	22,943
Total current assets	539,966	343,466
Fixed assets, net	33,438	32,396
Goodwill	360,843	237,753
Amortizable intangible assets, net	293,009	232,934
Investments	9,328	10,845
Other assets	12,933	8,460
Total assets	$1,249,517	$ 865,854
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Premiums payable to insurance companies	$ 242,414	$ 199,628
Premium deposits and credits due customers	32,273	22,223
Accounts payable	16,257	11,282
Accrued expenses	58,031	49,691
Current portion of long-term debt	16,135	18,692
Total current liabilities	365,110	301,516
Long-term debt	227,063	41,107
Deferred income taxes, net	24,859	15,018
Other liabilities	8,160	10,178
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 69,159 at 2004 and 68,561 at 2003	6,916	6,856
Additional paid-in capital	187,280	170,130
Retained earnings	425,662	316,822
Accumulated other comprehensive income, net of related income tax effect of $2,617 at 2004 and $2,591 at 2003	4,467	4,227
Total shareholders' equity	624,325	498,035
Total liabilities and shareholders' equity	$ 1,249,517	$ 865,854

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF *Shareholders' Equity*

(in thousands, except per share data)	Common Stock Shares Outstanding	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2002	63,194	$ 6,319	$ 11,181	$153,392	$ 4,393	$175,285
Net income				83,122		83,122
Net unrealized holding loss on available-for-sale securities					(270)	(270)
Net loss on cash-flow hedging derivative					(2,017)	(2,017)
Comprehensive income						80,835
Proceeds from issuance of common stock, net of expenses	5,000	500	148,937			149,437
Common stock purchased for employee stock benefit plans	(400)	(40)	(10,102)			(10,142)
Common stock issued for employee stock benefit plans	380	38	9,430			9,468
Common stock issued to directors	4	1	118			119
Cash dividends paid ($0.20 per share)				(13,412)		(13,412)
Balance at December 31, 2002	68,178	6,818	159,564	223,102	2,106	391,590
Net income				110,322		110,322
Net unrealized holding gain on available-for-sale securities					1,395	1,395
Net gain on cash-flow hedging derivative					726	726
Comprehensive income						112,443
Common stock purchased for employee stock benefit plans	(81)	(8)	(2,326)			(2,334)
Common stock issued for employee stock benefit plans	460	46	9,249			9,295
Income tax benefit from exercise of stock options			3,530			3,530
Common stock issued to directors	4		113			113
Cash dividends paid ($0.2425 per share)				(16,602)		(16,602)
Balance at December 31, 2003	68,561	6,856	170,130	316,822	4,227	498,035
Net income				128,843		128,843
Net unrealized holding loss on available-for-sale securities					(649)	(649)
Net gain on cash-flow hedging derivative					889	889
Comprehensive income						129,083
Common stock issued for agency acquisition	200	20	6,224			6,244
Common stock issued for employee stock benefit plans	395	40	10,565			10,605
Income tax benefit from exercise of stock options			234			234
Common stock issued to directors	3		127			127
Cash dividends paid ($0.29 per share)				(20,003)		(20,003)
Balance at December 31, 2004	69,159	$ 6,916	$187,280	$425,662	$ 4,467	$624,325

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF *Cash Flows*

(in thousands)	Year Ended December 31, 2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 128,843	$ 110,322	$ 83,122
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	22,146	17,470	14,042
Depreciation	8,910	8,203	7,245
Non-cash stock grant compensation	2,625	2,272	3,823
Deferred income taxes	8,840	8,370	1,191
Income tax benefit from exercise of stock options	234	3,530	—
Net (gain) loss on sales of investments, fixed assets and customer accounts	(5,999)	(3,836)	1
Minority interest in earnings	—	—	3,693
Changes in operating assets and liabilities, net of effect from insurance agency acquisitions and disposals:			
Restricted cash and investments (increase)	(30,940)	(13,550)	(52,665)
Premiums, commissions and fees receivable (increase)	(22,907)	(2,553)	(39,749)
Other assets (increase)	(3,953)	(4,605)	(4,404)
Premiums payable to insurance companies increase	41,473	7,946	36,512
Premium deposits and credits due customers increase	9,997	5,500	4,599
Accounts payable increase (decrease)	3,608	(1,732)	(3,957)
Accrued expenses increase	7,140	5,551	12,788
Other liabilities increase (decrease)	186	(163)	3,873
Net cash provided by operating activities	170,203	142,725	70,114
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to fixed assets	(10,152)	(15,946)	(7,275)
Payments for businesses acquired, net of cash acquired	(202,664)	(100,270)	(120,926)
Proceeds from sales of fixed assets and customer accounts	6,330	4,975	4,923
Purchases of investments	(3,142)	—	(111)
Proceeds from sales of investments	1,107	106	122
Net cash used in investing activities	(208,521)	(111,135)	(123,267)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	200,000	—	—
Payments on long-term debt	(18,606)	(28,024)	(23,722)
Borrowings on revolving credit facility	50,000	—	—
Payments on revolving credit facility	(50,000)	—	—
Proceeds from issuance of common stock, net of expenses	—	—	149,437
Issuances of common stock for employee stock benefit plans	8,107	7,136	5,765
Purchase of common stock for employee stock benefit plan	—	(2,334)	(10,142)
Cash dividends paid	(20,003)	(16,602)	(13,412)
Cash distribution to minority interest shareholders	—	(2,890)	(2,771)
Net cash provided by (used in) financial activities	169,498	(42,714)	105,155
Net increase (decrease) in cash and cash equivalents	131,180	(11,124)	52,002
Cash and cash equivalents at beginning of year	56,926	68,050	16,048
Cash and cash equivalents at end of year	$ 188,106	$ 56,926	$ 68,050

See accompanying notes to consolidated financial statements.

NOTE 1 • *Summary of Significant Accounting Policies*

Nature of Operations

Brown & Brown, Inc., a Florida corporation, and its subsidiaries (Brown & Brown) is a diversified insurance agency and brokerage that markets and sells to its customers insurance products and services, primarily in the property and casualty area. Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, public entity, professional and individual customers; the National Programs Division, which is comprised of two units – Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, governmental entities and market niches; the Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers; and the Services Division, which provides insurance-related services, including third-party administration, consulting for the workers' compensation and employee benefit self-insurance markets, and managed healthcare services.

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of Brown & Brown, Inc. and its subsidiaries. All significant intercompany account balances and transactions have been eliminated in the Consolidated Financial Statements. Any outside or third-party interests in Brown & Brown's net income and net assets are reflected as minority interest in the accompanying Consolidated Financial Statements.

Reclassification

Certain amounts for the prior periods have been reclassified to conform to the current period presentations.

Revenue Recognition

Commission revenue is recognized as of the effective date of the insurance policy or the date the customer is billed, whichever is later. At that date, the earnings process has been completed and Brown & Brown can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. The reserve for policy cancellations is based upon historical cancellation experience adjusted by known circumstances. The policy cancellation reserve was $3,771,000 and $3,765,000 at December 31, 2004 and 2003, respectively, and is periodically evaluated and adjusted as necessary. Subsequent commission adjustments are recognized upon notification from the insurance companies. Commission revenues are reported net of commissions paid to sub-brokers. Contingent commissions from insurance companies are recognized when determinable, which is when such commissions are received. Fee income is recognized as services are rendered.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents principally consist of demand deposits with financial institutions and highly liquid investments having maturities of three months or less when purchased.

Restricted Cash and Investments, and Premiums, Commissions and Fees Receivable

In its capacity as an insurance agent or broker, Brown & Brown typically collects premiums from insureds and, after deducting its authorized commissions, remits the net premiums to the appropriate insurance companies. Accordingly, as reported in the Consolidated Balance Sheets, "premiums" are receivable from insureds. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by Brown & Brown. Brown & Brown invests these unremitted funds only in cash, money market accounts, commercial paper and debt securities held for a short term, and reports such amounts as restricted cash on the Consolidated Balance Sheets. Debt securities held for a short term consisted of $62,675,000 and $16,000,000 of "auction rate securities" (ARS) as of December 31, 2004 and 2003, respectively. In certain states where Brown & Brown operates, the use and investment alternatives for these funds are regulated by various state agencies. The interest income earned on these unremitted funds is reported as investment income in the Consolidated Statements of Income.

In other circumstances, the insurance companies collect the premiums directly from the insureds and remit the applicable commissions to Brown & Brown. Accordingly, as reported in the Consolidated Balance Sheets, "commissions" are receivable from insurance companies. "Fees" are primarily receivable from customers of Brown & Brown's Services Division.

Investments

Marketable debt securities held by Brown & Brown consist of ARS. These ARS are purchased for their investment yields for short periods of time, generally 15 to 35 days, between specified "auction dates." However, since these securities have underlying stated maturity dates of 20 to 30 years, they are classified as "trading" and are reported at their fair value. These ARS are purchased for their short-term interest earnings, and there is generally no gain or loss on the sale or "maturity" of these trading securities.

Marketable equity securities held by Brown & Brown have been classified as "available-for-sale" and are reported at estimated fair value, with the accumulated other comprehensive income (unrealized gains and losses), net of related income tax effect, reported as a separate component of shareholders' equity. Realized gains and losses and declines in value below cost that are judged to be other-than-temporary on available-for-sale securities are reflected in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income in the Consolidated Statements of Income.

As of December 31, 2004 and 2003, Brown & Brown's marketable equity securities principally represented a long-term investment of 559,970 shares of common stock in Rock-Tenn Company. Brown & Brown's Chief Executive Officer serves on the board of directors of Rock-Tenn Company. Brown & Brown has no current intention of adding to or selling these shares.

Non-marketable equity securities and certificates of deposit having maturities of more than three months when purchased are reported at cost and are adjusted for other-than-temporary market value declines.

Net unrealized holding gains on available-for-sale securities included in accumulated other comprehensive income reported in shareholders' equity was $4,922,000 at December 31, 2004 and $5,571,000 at December 31, 2003, net of deferred income taxes of $2,884,000 and $3,415,000, respectively.

Fixed Assets

Fixed assets including leasehold improvements are carried at cost, less accumulated depreciation and amortization. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed to operations as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in other income. Depreciation has been determined using the straight-line method over the estimated useful lives of the related assets, which range from three to 10 years. Leasehold improvements are amortized on the straight-line method over the term of the related lease.

Goodwill and Amortizable Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS No. 141), which requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from such business combinations. The excess of the purchase price of an acquisition over the fair value of the identifiable tangible and amortizable intangible assets is assigned to goodwill.

Effective January 1, 2002, Brown & Brown adopted SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which provides for the non-amortization of goodwill. Goodwill is now subject to at least an annual assessment for impairment by applying a fair-value based test. Amortizable intangible assets are amortized over their useful lives and are subject to lower-of-cost-or-market impairment testing. SFAS No. 142 requires Brown & Brown to compare the fair value of each reporting unit with its carrying amount to determine if there is potential impairment of goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss would be recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Fair value is estimated based on multiples of revenues, earnings before interest, income taxes, depreciation and amortization (EBITDA) and pre-tax income. Brown & Brown completed its most recent annual assessment as of November 30, 2004 and identified no impairment as a result of the evaluation.

Amortizable intangible assets are stated at cost, less accumulated amortization, and consist of purchased customer accounts and noncompete agreements. Purchased customer accounts and noncompete agreements are being amortized on a straight-line basis over the related estimated lives and contract periods, which range from five to 15 years. Purchased customer accounts obtained from acquired businesses are records and files that contain information about insurance policies and the related insured parties that are essential to policy renewals.

As part of Brown & Brown's annual impairment assessment completed as of November 30, 2004, management determined that the maximum amortization period for the intangible asset, purchased customer accounts, should be reduced from 20 years to 15 years. A change in accounting estimate was recognized to reflect this decision resulting in an increase in the 2004 amortization expense of $529,000, a decrease in net income of $330,000, and no impact on earnings per share. Future annual amortization expenses will increase by approximately $6,400,000 as a result of this change in accounting estimate.

The carrying value of intangibles attributable to each division comprising Brown & Brown is periodically reviewed by management to determine if the facts and circumstances suggest that they may be impaired. In the insurance agency and brokerage industry, it is common for agencies or customer accounts to be acquired at a price determined as a multiple of either their corresponding revenues or EBITDA. Accordingly, Brown & Brown assesses the carrying value of its intangible assets by comparison of a reasonable multiple applied to either corresponding revenues or EBITDA, as well as considering the estimated future cash flows generated by the corresponding division. Any impairment identified through this assessment may require that the carrying value of related intangible assets be adjusted; however, no impairments have been recorded for the years ended December 31, 2004, 2003 and 2002.

Derivatives

Brown & Brown utilizes a derivative financial instrument to reduce interest rate risk. Brown & Brown does not hold or issue derivative financial instruments for trading purposes. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. These standards require that an entity recognize all derivatives as either assets or liabilities in its balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative, and the resulting effect on the consolidated financial statements, will depend on the derivative's hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows as compared to changes in the fair value of the liability being hedged.

Stock-Based Compensation and Incentive Plans

Brown & Brown has elected to account for its stock-based compensation and incentive plans under the intrinsic-value-based method, with pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting defined in SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) had been applied. Under the intrinsic-value-based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair-value-based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. In December 2002, Brown & Brown adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which requires presentation of pro forma net income and earnings per share information under SFAS No. 123.

Pursuant to the above disclosure requirement, the following table provides an expanded reconciliation for all periods presented that adds back to reported net income the recorded expense under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," net of related income tax effects, deducts the total fair value expense under SFAS No. 123, net of related income tax effects, and shows the reported and pro forma earnings per share amounts:

(in thousands, except per share data)	Year Ended December 31, 2004	2003	2002
Net income as reported	$128,843	$ 110,322	$ 83,122
Total stock-based employee compensation cost included in the determination of net income, net of related income tax effects	1,638	1,412	2,370
Total stock-based employee compensation cost determined under fair value method for all awards, net of related income tax effects	(3,436)	(2,868)	(3,832)
Pro forma net income	$127,045	$ 108,866	$ 81,660
Earnings per share:			
Basic, as reported	$ 1.87	$ 1.61	$ 1.24
Basic, pro forma	$ 1.84	$ 1.59	$ 1.21
Diluted, as reported	$ 1.86	$ 1.60	$ 1.22
Diluted, pro forma	$ 1.83	$ 1.58	$ 1.20

Income Taxes

Brown & Brown files a consolidated federal income tax return and has elected to file consolidated returns in certain states. Deferred income taxes are provided for in the Consolidated Financial Statements and relate principally to expenses charged to income for financial reporting purposes in one period and deducted for income tax purposes in other periods.

Net Income Per Share

Basic net income per share is computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the period. Basic net income per share excludes dilution. Diluted net income per share reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted to common stock.

The following table sets forth the computation of basic net income per share and diluted net income per share:

	Year Ended December 31,		
(in thousands, except per share data)	**2004**	2003	2002
Net income	**$128,843**	$ 110,322	$ 83,122
Weighted average number of common shares outstanding	**68,909**	68,327	67,283
Dilutive effect of stock options using the treasury stock method	**535**	570	760
Weighted average number of shares outstanding	**69,444**	68,897	68,043
Net income per share:			
Basic	**$ 1.87**	$ 1.61	$ 1.24
Diluted	**$ 1.86**	$ 1.60	$ 1.22

Fair Value of Financial Instruments

The carrying amounts of Brown & Brown's financial assets and liabilities, including cash and cash equivalents, investments, premiums, commissions and fees receivable, premiums payable to insurance companies, premium deposits and credits due customers and accounts payable, at December 31, 2004 and 2003, approximate fair value because of the short-term maturity of these instruments. The carrying amount of Brown & Brown's long-term debt approximates fair value at December 31, 2004 and 2003 since the debt is at floating rates. Brown & Brown's one interest rate swap agreement is reported at its fair value as of December 31, 2004 and 2003.

New Accounting Pronouncement

In December 2004, the FASB issued revised SFAS No. 123, "Share-Based Payment" which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This revised statement, which requires the cost of all share-based payment transactions be recognized in the financial statements, establishes fair value as the measurement objective and requires entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. The revised statement applies to all awards granted, modified, repurchased or cancelled after July 1, 2005. Brown and Brown will adopt revised SFAS No. 123 prior to its effective date.

NOTE 2 • *Business Combinations*

Acquisitions in 2004

During 2004, Brown & Brown acquired the assets and assumed certain liabilities of 29 general insurance agencies, several books of business (customer accounts), and the outstanding stock of three general insurance agencies. The aggregate purchase price was $199,281,000 including $190,544,000 of net cash payments, the issuance of $1,430,000 in notes payable and the assumption of $7,307,000 of liabilities. All of these acquisitions operate in the insurance intermediary business and were acquired primarily to expand Brown & Brown's core businesses and to attract high-quality individuals to the Company. Acquisition purchase prices are typically based on a multiple of operating profit earned over a one- to three-year period after the acquisition effective date, within a minimum and maximum price range. The initial asset allocation of an acquisition is based on the minimum purchase price and any subsequent "earn-out" payment is allocated to Goodwill.

All of these acquisitions have been accounted for as business combinations and are as follows (in thousands):

Name of Acquisitions	Business Segment	2004 Date of Acquisition	Net Cash Paid	Notes Payable	Recorded Purchase Price
Doyle Consulting Group, Inc., et al.	Retail	February 1	$ 10,707	$ —	$ 10,707
Statfeld Vantage Insurance Group, L.L.C., et al.	Retail	March 1	26,619	—	26,619
Waldor Agency, Inc.	Retail	March 1	30,412	—	30,412
Proctor Financial, Inc.	National Programs	May 1	31,060	—	31,060
The McDuffee Insurance Agency, Inc.	Retail	July 1	19,020	—	19,020
International E&S Insurance Brokers, Inc., et al.	Brokerage	September 1	18,387	—	18,387
Others	Various	Various	54,339	1,430	55,769
Total			$ 190,544	$ 1,430	$ 191,974

The following table summarizes the estimated fair values of the aggregate assets and liabilities acquired as of the date of each acquisition:

(in thousands)	Doyle	Statfeld	Waldor	Proctor	McDuffee	Int'l E&S	Others	Total
Other current assets	$ 568	$ 876	$ —	$ 786	$ 424	$ —	$ 1,589	$ 4,243
Fixed assets	100	50	50	200	100	23	451	974
Purchased customer accounts	4,451	8,384	10,807	16,013	6,876	11,123	27,244	84,898
Noncompete agreements	151	11	31	—	11	92	477	773
Goodwill	5,494	17,495	19,524	16,935	11,655	7,271	30,019	108,393
Total assets acquired	10,764	26,816	30,412	33,934	19,066	18,509	59,780	199,281
Other current liabilities	(57)	(197)	—	(2,874)	(46)	(122)	(3,105)	(6,401)
Deferred taxes	—	—	—	—	—	—	(906)	(906)
Total liabilities assumed	(57)	(197)	—	(2,874)	(46)	(122)	(4,011)	(7,307)
Net assets acquired	$ 10,707	$ 26,619	$ 30,412	$ 31,060	$ 19,020	$ 18,387	$ 55,769	$ 191,974

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts, 14.8 years, and noncompete agreements, five years.

Goodwill of $108,393,000 was assigned to the Retail, National Programs and Brokerage Divisions in the amounts of $80,793,000, $20,329,000 and $7,271,000, respectively. Of that total amount, $105,024,000 is expected to be deductible for tax purposes.

The results of operations for the acquisitions completed during 2004 have been combined with those of Brown & Brown since their respective acquisition dates. If the acquisitions had occurred as of January 1, 2003, Brown & Brown's results of operations would be as shown in the following table. These unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the respective periods.

(in thousands, except per share data)	Year Ended December 31, 2004	2003
(Unaudited)		
Total revenues	**$680,803**	$ 651,221
Income before income taxes	**$217,902**	$ 208,365
Net income	**$135,667**	$ 130,256
Net income per share:		
Basic	**$ 1.97**	$ 1.91
Diluted	**$ 1.95**	$ 1.89
Weighted average number of shares outstanding:		
Basic	**68,909**	68,327
Diluted	**69,444**	68,897

Additional consideration paid to sellers or consideration returned to Brown & Brown by sellers as a result of purchase price "earn-out" provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid by Brown & Brown in 2004 as a result of these adjustments totaled $17,349,000, of which $17,168,000 was allocated to goodwill. Of the $17,349,000 net additional consideration paid, $12,120,000 was paid in cash, $6,244,000 was issued in common stock, and $1,015,000 was taken back as a forgiveness of a note payable obligation. As of December 31, 2004, the maximum future contingency payments related to acquisitions totaled $107,137,000.

Acquisitions in 2003

During 2003, Brown & Brown acquired the assets and assumed certain liabilities of 23 general insurance agencies, several books of business (customer accounts) and the remaining 25% ownership of Florida Intracoastal Underwriters. The aggregate purchase price was $86,159,000 including $84,491,000 of net cash payments, the issuance of $1,437,000 in notes payable and the assumption of $231,000 of liabilities. None of these acquisitions, on an individual basis, were material to the consolidated financial statements.

The following table summarizes the estimated fair values of the aggregate assets acquired as of the date of each acquisition:

(in thousands)	
Fixed assets	$ 802
Purchased customer accounts	48,528
Noncompete agreements	418
Goodwill	36,279
Other assets	132
Total assets acquired	86,159
Other liabilities	(231)
Total liabilities assumed	(231)
Net assets acquired	$ 85,928

The weighted average useful lives for the above acquired amortizable intangible assets are as follows: purchased customer accounts, 15 years and noncompete agreements, five years.

Goodwill of $36,279,000, all of which is expected to be deductible for tax purposes, was assigned to the Retail, National Programs and Brokerage Divisions in the amounts of $23,450,000, $9,708,000 and $3,121,000, respectively.

Additional consideration paid to sellers or consideration returned to Brown & Brown by sellers as a result of purchase price "earn-out" provisions are recorded as adjustments to intangible assets when the contingencies are settled. The net additional consideration paid by Brown & Brown as a result of these adjustments totaled $26,274,000 in 2003, of which $26,254,000 was allocated to goodwill.

NOTE 3 • *Goodwill*

Effective January 1, 2002, Brown & Brown adopted SFAS No. 142, which provides for the non-amortization of goodwill. Goodwill is now subject to at least an annual assessment for impairment by applying a fair-value-based test. Brown & Brown completed its most recent annual assessment as of November 30, 2004 and identified no impairment as a result of the evaluation.

The changes in goodwill, net of accumulated amortization, for the years ended December 31, are as follows:

(in thousands)	Retail	National Programs	Brokerage	Service	Total
Balance as of January 1, 2003	$ 130,981	$ 40,125	$ 5,107	$ 56	$ 176,269
Goodwill of acquired businesses	38,203	20,569	3,761	—	62,533
Goodwill disposed of relating to sales of businesses	(1,049)	—	—	—	(1,049)
Balance as of December 31, 2003	168,135	60,694	8,868	56	237,753
Goodwill of acquired businesses	93,626	24,043	7,892	—	125,561
Goodwill disposed of relating to sales of businesses	(2,471)	—	—	—	(2,471)
Balance as of December 31, 2004	**$259,290**	**$ 84,737**	**$ 16,760**	**$ 56**	**$360,843**

NOTE 4 • *Amortizable Intangible Assets*

Amortizable intangible assets at December 31 consisted of the following:

(in thousands)	2004				2003			
	Gross Carrying Value	**Accumulated Amortization**	**Net Carrying Value**	**Weighted Average Life (years)**	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Life (years)
Purchased customer accounts	**$381,744**	**$ (96,342)**	**$285,402**	**14.8**	$ 300,236	$ (77,408)	$ 222,828	18.4
Noncompete agreements	**32,996**	**(25,389)**	**7,607**	**7.1**	32,283	(22,177)	10,106	7.7
Total	**$414,740**	**$(121,731)**	**$293,009**		$ 332,519	$ (99,585)	$ 232,934	

Amortization expense recorded for other amortizable intangible assets for the years ended December 31, 2004, 2003 and 2002 was $22,146,000, $17,470,000 and $14,042,000, respectively.

Amortization expense for other amortizable intangible assets for the years ending December 31, 2005, 2006, 2007, 2008 and 2009 is estimated to be $27,586,000, $26,285,000, $25,748,000, $24,959,000, and $24,500,000 respectively.

NOTE 5 • *Investments*

Investments at December 31 consisted of the following:

	2004 Carrying Value		2003 Carrying Value	
(in thousands)	**Current**	**Non-Current**	Current	Non-Current
Available-for-sale marketable equity securities	**$ 204**	**$ 8,489**	$ 190	$ 9,665
Non-marketable equity securities and certificates of deposit	**2,959**	**839**	192	1,180
Total investments	**$ 3,163**	**$ 9,328**	$ 382	$ 10,845

The following table summarizes available-for-sale securities at December 31:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable equity securities:				
2004	**$ 549**	**$ 8,147**	**$ (3)**	**$ 8,693**
2003	$ 548	$ 9,310	$ (3)	$ 9,855

The following table summarizes the proceeds and realized gains/(losses) on investments for the years ended December 31:

(in thousands)	Proceeds	Gross Realized Gains	Gross Realized Losses
2004			
Available-for-sale marketable equity securities	**$ —**	**$ —**	**$ —**
Non-marketable equity securities and certificates of deposit	**1,107**	**526**	**(118)**
Total	**$ 1,107**	**$ 526**	**$ (118)**
2003			
Available-for-sale marketable equity securities	$ —	$ —	$ —
Non-marketable equity securities and certificates of deposit	106	—	—
Total	$ 106	$ —	$ —
2002			
Available-for-sale marketable equity securities	$ 32	$ 6	$ (7)
Non-marketable equity securities and certificates of deposit	90	50	(1)
Total	$ 122	$ 56	$ (8)

NOTE 6 • *Fixed Assets*

Fixed assets at December 31 consisted of the following:

(in thousands)	2004	2003
Furniture, fixtures and equipment	$ 74,358	$ 68,301
Leasehold improvements	5,222	4,815
Land, buildings and improvements	655	1,779
	80,235	74,895
Less accumulated depreciation and amortization	(46,797)	(42,499)
Total	$ 33,438	$ 32,396

Depreciation expense amounted to $8,910,000 in 2004, $8,203,000 in 2003 and $7,245,000 in 2002.

NOTE 7 • *Accrued Expenses*

Accrued expenses at December 31 consisted of the following:

(in thousands)	2004	2003
Accrued bonuses	$ 25,314	$ 22,610
Accrued compensation and benefits	12,596	8,901
Accrued interest	4,560	177
Accrued rent and vendor expenses	4,195	3,954
Reserve for policy cancellations	3,771	3,765
Other	7,595	10,284
Total	$ 58,031	$ 49,691

NOTE 8 • *Long-Term Debt*

Long-term debt at December 31 consisted of the following:

(in thousands)	2004	2003
Unsecured senior notes	$200,000	$ —
Term loan agreements	38,571	51,429
Revolving credit facility	—	—
Acquisition notes payable	4,385	7,981
Other notes payable	242	389
Total debt	243,198	59,799
Less current portion	(16,135)	(18,692)
Long-term debt	$227,063	$ 41,107

In July 2004, Brown & Brown completed a private placement of $200 million of unsecured senior notes (the Notes). The $200 million is divided into two series: Series A, for $100 million due in 2011 and bearing interest at 5.57% per year; and Series B, for $100 million due in 2014 and bearing interest at 6.08% per year. The closing on the Series B Notes occurred on July 15, 2004. The closing on the Series A Notes occurred on September 15, 2004. Brown & Brown has used, and anticipates continuing to use, the proceeds from the Notes for general corporate purposes, including acquisitions and repayment of existing debt. As of December 31, 2004 there was an outstanding balance of $200 million on the Notes.

In September 2003, Brown & Brown established an unsecured revolving credit facility with a national banking institution that provided for available borrowings of up to $75 million, with a maturity date of October 2008, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.625% to 1.625%, depending upon the Company's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock grant compensation. A commitment fee of 0.175% to 0.375% per annum is assessed on the unused balance. The 90-day LIBOR was 2.56% and 1.16% as of December 31, 2004 and 2003, respectively. There were no borrowings against this facility at December 31, 2004 or 2003.

In January 2001, Brown & Brown entered into a $90 million unsecured seven-year term loan agreement with a national banking institution, bearing an interest rate based upon the 30-, 60- or 90-day LIBOR plus 0.50% to 1.00%, depending upon Brown & Brown's quarterly ratio of funded debt to earnings before interest, taxes, depreciation, amortization and non-cash stock grant compensation. The 90-day LIBOR was 2.56% and 1.16% as of December 31, 2004 and 2003, respectively. The loan was fully funded on January 3, 2001 and as of December 31, 2004 had an outstanding balance of $38,600,000. This loan is to be repaid in equal quarterly installments of $3,200,000 through December 2007.

All three of these credit agreements require Brown & Brown to maintain certain financial ratios and comply with certain other covenants. Brown & Brown was in compliance with all such covenants as of December 31, 2004 and 2003.

To hedge the risk of increasing interest rates from January 2, 2002 through the remaining six years of its seven-year $90 million term loan, Brown & Brown entered into an interest rate swap agreement that effectively converted the floating rate LIBOR-based interest payments to fixed interest rate payments at 4.53%. This agreement did not affect the required 0.50% to 1.00% credit risk spread portion of the term loan. In accordance with SFAS No. 133, as amended, the fair value of the interest rate swap of approximately $455,000 and $1,344,000, net of related income taxes of approximately $267,000 and $824,000, was recorded in other liabilities as of December 31, 2004 and 2003, respectively, with the related change in fair value reflected as other comprehensive income. Brown & Brown has designated and assessed the derivative as a highly effective cash flow hedge.

Acquisition notes payable represent debt incurred to former owners of certain agencies acquired by Brown & Brown. These notes and future contingent payments are payable in monthly, quarterly and annual installments through February 2014, including interest in the range from 1.51% to 8.05%.

Interest paid in 2004, 2003 and 2002 was $2,773,000, $3,646,000 and $4,899,000, respectively.

At December 31, 2004, maturities of long-term debt were $16,135,000 in 2005, $13,432,000 in 2006, $13,155,000 in 2007, $141,000 in 2008, $148,000 in 2009 and $200,187,000 in 2010 and beyond.

NOTE 9 • *Income Taxes*

Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows:

(in thousands)	2004	2003	2002
Current:			
Federal	$ 59,478	$ 51,954	$ 43,316
State	9,788	5,836	4,764
Total current provision	69,266	57,790	48,080
Deferred:			
Federal	6,967	8,691	1,139
State	1,873	(321)	52
Total deferred provision	8,840	8,370	1,191
Total tax provision	$ 78,106	$ 66,160	$ 49,271

A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31 is as follows:

	2004	2003	2002
Federal statutory tax rate	35.0 %	35.0 %	35.0 %
State income taxes, net of federal income tax benefit	3.7	2.8	3.0
State income tax credits	(0.5)	(0.6)	(0.7)
Interest exempt from taxation and dividend exclusion	(0.2)	(0.1)	(0.4)
Other, net	(0.3)	0.4	(0.3)
Effective tax rate	37.7 %	37.5 %	36.6 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax reporting purposes.

Significant components of Brown & Brown's deferred tax liabilities and assets as of December 31 are as follows:

(in thousands)	2004	2003
Deferred tax liabilities:		
Fixed assets	$ 4,416	$ 3,044
Net unrealized holding gain of available-for-sale securities	2,884	3,415
Prepaid insurance and pension	2,107	2,044
Intangible assets	24,609	16,773
Total deferred tax liabilities	34,016	25,276
Deferred tax assets:		
Deferred compensation	4,257	3,768
Accruals and reserves	4,470	4,923
Net operating loss carryforwards	485	756
Net loss on cash-flow hedging derivative	266	824
Other	(89)	68
Valuation allowance for deferred tax assets	(232)	(81)
Total deferred tax assets	9,157	10,258
Net deferred tax liability	$ 24,859	$ 15,018

Income taxes paid in 2004, 2003 and 2002 were $72,904,000, $60,818,000, and $47,652,000, respectively.

At December 31, 2004, Brown & Brown had a net operating loss carryforward of $9,214,000 for income tax reporting purposes, portions of which expire in the years 2011 through 2022. This carryforward was derived from agencies acquired by Brown & Brown in 2001 and 1998, and the operating results of certain profit centers for state income tax purposes.

NOTE 10 • *Employee Savings Plan*

Brown & Brown has an Employee Savings Plan (401(k)) under which substantially all employees with more than 30 days of service are eligible to participate. Under this plan, Brown & Brown makes matching contributions, subject to a maximum of 2.5% of each participant's salary. Further, Brown & Brown provides for a discretionary profit-sharing contribution for all eligible employees. Brown & Brown's contributions to the plan totaled $6,569,000 in 2004, $6,398,000 in 2003 and $5,731,000 in 2002.

NOTE 11 • *Stock-Based Compensation and Incentive Plans*

Stock Performance Plan

Brown & Brown has adopted and the shareholders have approved a stock performance plan, under which up to 7,200,000 shares of Brown & Brown's stock (Performance Stock, also referred to as PSP) may be granted to key employees contingent on the employees' future years of service with Brown & Brown and other criteria established by the Compensation Committee of Brown & Brown's Board of Directors. Before participants take full title to Performance Stock, two vesting conditions must be met. Of the grants currently outstanding, specified portions will satisfy the first condition for vesting based on increases in the 20-trading-day average stock price of Brown & Brown's common stock from the initial grant price specified by Brown & Brown. Performance Stock that has satisfied the first vesting condition is considered to be "awarded shares." Awarded shares are included as issued and outstanding common stock shares and are included in the calculation of basic and diluted earnings per share. Dividends are paid on awarded shares and participants may exercise voting privileges on such shares. Awarded shares satisfy the second condition for vesting on the earlier of: (i) 15 years of continuous employment with Brown & Brown from the date shares are granted to the participants; (ii) attainment of age 64; or (iii) death or disability of the participant. At December 31, 2004, 3,127,521 shares had been granted under the plan at initial stock prices ranging from $3.79 to $43.10. As of December 31, 2004, 2,358,395 shares had met the first condition for vesting and had been awarded, and 219,494 shares had satisfied both conditions for vesting and had been distributed to the participants.

The compensation expense for the Performance Stock is equal to the fair market value of the shares at the date the first vesting condition is satisfied and is expensed over the remainder of the estimated vesting period. Compensation expense related to this Plan totaled $2,625,000 in 2004, $2,272,000 in 2003 and $3,823,000 in 2002.

Employee Stock Purchase Plan

Brown & Brown has adopted and the shareholders have approved an employee stock purchase plan (ESPP), which allows for substantially all employees to subscribe to purchase shares of Brown & Brown's stock at 85% of the lesser of the market value of such shares at the beginning or end of each annual subscription period. Eligible employees may contribute up to 10% of their annual compensation, up to a maximum of $25,000, towards the purchase of Brown & Brown common stock. Brown & Brown issued 273,172 and 251,127 shares of common stock under the ESPP in August 2004 and 2003, respectively. These shares were issued at an aggregate purchase price of $7,256,000 or $26.56 per share in 2004, and of $6,346,000 or $25.27 per share in 2003. Of the 6,000,000 shares of common stock authorized for issuance under the ESPP as of December 31, 2004, 3,060,366 shares remained available and reserved for future issuance. As described in Note 1, under the APB No. 25, there has been no expense relating to the common stock issued under the ESPP.

Incentive Stock Option Plan

On April 21, 2000, Brown & Brown adopted and the shareholders have approved a qualified incentive stock option plan that provides for the granting of stock options to certain key employees for up to 2,400,000 shares of common stock. The objective of this plan is to provide additional performance incentives to grow Brown & Brown's pre-tax earnings in excess of 15% annually. The options are granted at the most recent trading days' closing market price, and vest over a one-to-10-year period, with a potential acceleration of the vesting period to three to six years based on achievement of certain performance goals. All of the options expire 10 years after the grant date.

On October 31, 2001, an additional 5,000 option shares were granted at the most recent trading day's closing market price of $28.40. These option shares vest in 1,000-share increments through 2006, if certain performance goals are met. The option shares are expensed at the price differential of the closing market price at the date of vesting and the option price, times the number of shares vesting. As of December 31, 2004 and 2003, 1,000 of these option shares became vested and were exercisable, and thus a corresponding $5,000 was expensed in each year.

Stock option activity under the plan was as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2002	1,137,000	$ 9.75
Granted	—	—
Exercised	31,732	9.67
Forfeited	32,000	9.67
Outstanding at December 31, 2002	1,073,268	9.76
Granted	540,002	31.56
Exercised	479,632	9.71
Forfeited	20,000	9.67
Outstanding at December 31, 2003	1,113,638	20.35
Granted	—	—
Exercised	77,124	9.91
Forfeited	—	—
Outstanding at December 31, 2004	1,036,514	$ 21.13
Exercisable at December 31, 2004	349,156	9.72
Exercisable at December 31, 2003	317,920	9.73
Exercisable at December 31, 2002	125,080	9.82

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Weighted Average Exercise Price	Number Exercisable	Average Exercise Price
$ 9.67	493,512	5.3	$ 9.67	348,156	$ 9.67
$ 28.40	3,000	1.8	$ 28.40	1,000	$ 28.40
$ 31.56	540,002	8.2	$ 31.56	—	—
	1,036,514	6.8	$ 21.13	349,156	$ 9.72

There were 774,998 option shares available for future grant under this plan as of December 31, 2004 and 2003.

No compensation expense related to these options is recognized in operations for 2004, 2003 or 2002, except for the 5,000 shares granted on October 31, 2001 as described above. As disclosed in Note 1, Brown & Brown accounts for its stock options using the intrinsic value method prescribed in APB No. 25. Brown & Brown also disclosed in Note 1 the effect on net income and net income per share if Brown & Brown had applied the fair value recognition provisions of revised SFAS No. 123 to its granted stock options.

The weighted average fair value of the incentive stock options granted during 2000 estimated on the date of grant, using the Black-Scholes option-pricing model, was $4.73 per share. The fair value of these options granted was estimated on the date of grant using the following assumptions: dividend yield of 0.86%; expected volatility of 29.6%; risk-free interest rate of 6.3%; and an expected life of 10 years. The weighted average fair value of the incentive stock options granted during 2003 estimated on the date of grant, using the Black-Scholes option-pricing model, was $11.25 per share. The fair value of these options granted was estimated on the date of grant using the following assumptions: dividend yield of 0.63%; expected volatility of 37.0%; risk-free interest rate of 1.5%; and an expected life of six years.

NOTE 12 • *Supplemental Disclosures of Cash Flow Information*

Brown & Brown's significant non-cash investing and financing activities for the years ended December 31 are summarized as follows:

(in thousands)	2004	2003	2002
Unrealized holding (loss) gain on available-for-sale securities, net of tax benefit of $530 for 2004; net of tax effect of $857 for 2003; and net of tax benefit of $224 for 2002	$ (649)	$ 1,395	$ (270)
Net gain (loss) on cash flow-hedging derivative, net of tax effect of $557 for 2004, net of tax effect of $445 for 2003; and net of tax benefit of $1,236 for 2002	$ 889	$ 726	$ (2,017)
Notes payable issued or assumed for purchased customer accounts	$ 1,976	$ 3,323	$ 9,883
Notes payable assumed by buyer on sale of customer accounts	$ —	$ —	$ 292
Notes received on the sale of fixed assets and customer accounts	$ 6,024	$ 4,584	$ 1,245
Common stock issued for acquisitions accounted for under the purchase method of accounting	$ 6,244	$ —	$ —

NOTE 13 • *Commitments and Contingencies*

Operating Leases

Brown & Brown leases facilities and certain items of office equipment under noncancelable operating lease arrangements expiring on various dates through 2017. The facility leases generally contain renewal options and escalation clauses based on increases in the lessors' operating expenses and other charges. Brown & Brown anticipates that most of these leases will be renewed or replaced upon expiration. At December 31, 2004, the aggregate future minimum lease payments under all noncancelable lease agreements were as follows:

(in thousands)	
2005	$ 18,382
2006	14,516
2007	11,766
2008	9,516
2009	7,842
Thereafter	14,043
Total minimum future lease payments	$ 76,065

Rental expense in 2004, 2003 and 2002 for operating leases totaled $24,595,000, $21,844,000 and $18,491,000, respectively.

Litigation

On or about October 29, 2004, Brown & Brown, Inc. was served with a First Amended Complaint (the Complaint) in a putative class action lawsuit pending in the United States District Court for the Southern District of New York, styled *OptiCare Health Systems, Inc. v. Marsh & McLennan Companies, Inc., et al.*, Civil Action No. 04 CV 06954 (DC). The Complaint added Brown & Brown, Inc., as well as six other insurance intermediaries and four commercial insurance carriers and their affiliates, as defendants in a case initially filed against three of the largest U.S. insurance intermediaries (Marsh & McLennan, AON and Willis Group). The Complaint refers to an action that was filed against Marsh & McLennan by the New York State Attorney General on October 14, 2004 and alleges various improprieties and unlawful acts by the various defendants in the pricing and placement of insurance, including alleged manipulation of the market for insurance by, among other things: "bid rigging" and "steering" clients to particular insurers based on considerations other than the customers' interests; alleged entry into unlawful tying arrangements pursuant to which the placement of primary insurance contracts was conditioned upon commitments to place reinsurance through a particular broker; and alleged failure to disclose contingent commission and other allegedly improper compensation and fee arrangements. The Complaint includes Brown & Brown, Inc. in a group together with the other defendant insurance intermediaries, and does not allege that any separate, specific act was committed only by Brown & Brown, Inc. The action asserts a number of causes of action, including violations of the federal antitrust laws, multiple state antitrust and unfair and deceptive practices statutes, and the federal anti-racketeering (RICO) statute, as well as breach of fiduciary duty, misrepresentation, conspiracy, aiding and abetting, and unjust enrichment, and seeks injunctive and declaratory relief. The Complaint also contains a separate breach of contract claim directed only at the Marsh & McLennan affiliates. The plaintiff, allegedly a client of a Marsh & McLennan subsidiary, seeks to represent a putative class consisting of all persons who, between August 26, 1994 and the date a class is certified in the case, engaged the services of any of the insurance intermediary defendants or any of their subsidiaries or affiliates, and who entered into or renewed a contract of insurance with any of the insurance carrier defendants. The plaintiff seeks unspecified damages, including treble damages, as well as attorneys' fees and costs.

On or about December 6, 2004, two additional putative class actions were filed against Brown & Brown and other brokers and insurers in the U.S. District Court for the Northern District of Illinois (Eastern Division), styled *Stephen Lewis v. Marsh & McLennan Companies, Inc., et al.*, Civil Action No. 04 C 7847, and *Diane Preuss v. Marsh & McLennan Companies, Inc., et al.*, Civil Action No. 04 C 7853 (together with the OptiCare Action, the "Policyholder Actions"). The allegations of both of the complaints in these actions largely mirror the allegations in the OptiCare Action, but include Robinson-Patman Act price discrimination claims. Both plaintiffs, Stephen Lewis and Diane Preuss, allege that they "purchased an insurance policy from one of the defendants or defendants' co-conspirators."

On or about February 17, 2005, the Judicial Panel on Multi-District Litigation ("MDL Panel") transferred the OptiCare Action, and other similar actions in which the Company is not named as a defendant, to the District of New Jersey to be coordinated in a single jurisdiction for pre-trial purposes before U.S. District Court Judge Faith S. Hochberg. On or about March 10, 2005, the MDL Panel issued a "Conditional Transfer Order" (the "Order") which will transfer the *Lewis* and *Preuss* actions along with other "tag-along" actions in which the Company is not named as a defendant to the District of New Jersey to be coordinated with the previously transferred actions unless a party files an objection within fifteen days from the date of the Order.

Brown & Brown intends to vigorously defend itself against the Policyholder Actions.

Additionally, in December 2004, the Board of Directors of Brown & Brown received a demand letter from counsel purporting to represent a shareholder of Brown & Brown, demanding the commencement of a derivative suit by Brown & Brown against the Board of Directors and current and former officers and directors of Brown & Brown for alleged breaches of fiduciary duty related to Brown & Brown's participation in contingent commission agreements. The letter alleges that such breaches of duty caused Brown & Brown to engage in unlawful conduct, resulted in the issuance of financial statements that did not disclose such alleged unlawful conduct or fees and penalties that could result therefrom and caused Brown & Brown to not seek recovery of bonuses and other compensation paid to officers and directors for not doing their jobs. In response to the demand letter, consistent with applicable Florida Statutes governing demands for derivative suits, a committee comprised of independent members of the Board of Directors has been established to conduct a reasonable investigation and reach a determination in good faith as to whether there is a basis for any such derivative action and, if so, whether the pursuit of any such action would be in the best interests of Brown & Brown. That committee has retained independent counsel to assist it in this endeavor.

Related Regulatory Proceedings

As we previously disclosed in our public filings in 2004, the Office of the Attorney General of New York served subpoenas on certain insurance brokerage companies, other than Brown & Brown, seeking information relating to certain compensation agreements between those insurance brokers and insurance companies. Since then, the New York State Attorney General filed a complaint against the largest insurance broker in the world, Marsh & McLennan Companies, Inc., alleging that Marsh & McLennan committed various improprieties and unlawful acts in the pricing and placement of insurance, including alleged manipulating of the market for insurance by, among other things, "bid rigging" and "steering" clients to particular insurers based on considerations other than the customers' interests; alleged entry into unlawful tying arrangements pursuant to which the placement of primary insurance contracts was conditioned upon commitments to place reinsurance through a particular broker; and alleged failure to disclose contingent commission and other allegedly improper compensation and fee arrangements. After the New York State Attorney General filed its lawsuit, several other governmental entities announced that they too were looking into these issues, and we received various requests for information from them.

Brown & Brown and various of its subsidiaries have received written requests for information and subpoenas seeking information related to producer compensation arrangements and similar items from governmental entities in the following states: Arkansas, Arizona, California, Connecticut, Florida, Nevada, New Hampshire, New Jersey, New York, North Carolina, Oklahoma, Pennsylvania, South Carolina, Texas, Vermont, Virginia, Washington and West Virginia. No state agency has specifically charged or alleged any wrongdoing or violation of state law by Brown & Brown. As previously disclosed in Brown & Brown's public filings, offices of Brown & Brown and its subsidiaries have contingent commission agreements with certain insurance companies, including agreements providing for potential payment of revenue-sharing commissions by insurance companies based primarily on the overall profitability of the aggregate business written with that company, and/or additional factors such as retention ratios and overall volume of business that an office or offices place with the insurance company, and to a lesser extent, offices of Brown & Brown have some override commission agreements, which provide for commissions to be paid by insurance companies in excess of the standard commission rate for specific lines of business, such as group health business.

Brown & Brown cannot currently predict the impact or resolution of these matters or reasonably estimate a range of possible loss, which could be material, and the resolution of these matters may harm Brown & Brown's business and/or lead to a decrease in or elimination of contingent commissions and override commissions, which could have a material adverse impact on Brown & Brown's consolidated financial condition.

Other

Brown & Brown is involved in numerous pending or threatened proceedings by or against Brown & Brown or one or more of its subsidiaries that arise in the ordinary course of business. The damages that may be claimed in these various proceedings are substantial, including in many instances claims for punitive or extraordinary damages. Some of these claims and lawsuits have been resolved, others are in the process of being resolved, and others are still in the investigation or discovery phase. Brown & Brown will continue to respond appropriately to these claims and lawsuits, and to vigorously protect its interests.

Among the above-referenced claims, and as previously described in the Company's Reports on Form 10-Q for the quarterly periods ending March 31, 2003 and certain subsequent quarters, there are several threatened and pending legal claims and lawsuits against Brown & Brown, Inc. and Brown & Brown Insurance Services of Texas, Inc. (BBTX), a subsidiary of Brown & Brown, Inc., arising out of BBTX's involvement with the procurement and placement of workers' compensation insurance coverage for entities including several professional employer organizations. On October 11, 2004, Brown & Brown, Inc. and BBTX were served with Plaintiffs' Fourth Amended Petition in one such action, styled *Great American Insurance Company, et al. v. The Contractor's Advantage, Inc., et al.*, Cause No. 2002-33960, pending in the 189th Judicial District Court in Harris County, Texas. The Fourth Amended Petition alleges numerous causes of action, including fraud, civil conspiracy, federal Lanham Act and RICO violations, breach of fiduciary duty, breach of contract, negligence and violations of the Texas Insurance Code against BBTX, Brown & Brown, Inc. and other defendants, and seeks recovery of punitive or extraordinary damages (such as treble damages) and attorneys' fees. Although the ultimate outcome of the matters referenced in this section titled "Other" cannot be ascertained and liabilities in indeterminate amounts may be imposed on Brown & Brown, Inc. or its subsidiaries, on the basis of present information, availability of insurance coverages and legal advice received, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the Company's consolidated financial position. However, as (i) one or more of Brown & Brown's insurance companies could take the position that portions of these claims are not covered by Brown & Brown's insurance, (ii) to the extent that payments are made to resolve claims and lawsuits, applicable insurance policy limits are eroded, and (iii) the claims and lawsuits relating to these matters are continuing to develop, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by unfavorable resolutions of these matters.

NOTE 14 • *Follow-On Stock Offering*

In March 2002, Brown & Brown completed a follow-on stock offering of 5,000,000 shares of common stock at a price of $31.50 per share. The net proceeds of the offering were $149,400,000 and have been used, and are intended to continue to be used, for acquisitions and for other general corporate purposes, including working capital and capital expenditures.

NOTE 15 • *Business Concentrations*

A significant portion of business written by Brown & Brown is for customers located in Arizona, California, Florida, Georgia, New Jersey, New York, Pennsylvania and Washington. Accordingly, the occurrence of adverse economic conditions, an adverse regulatory climate, or a disaster in any of these states could have a material adverse effect on Brown & Brown's business, although no such conditions have been encountered in the past.

For the year ended December 31, 2004, approximately 6.2% of Brown & Brown's total revenues were derived from insurance policies underwritten by one insurance company. Should this insurance carrier seek to terminate its arrangement with Brown & Brown, Brown & Brown believes that other insurance companies are available to underwrite the business, although some additional expense and loss of market share could possibly result. No other insurance company accounts for 5% or more of Brown & Brown's total revenues.

NOTE 16 • *Quarterly Operating Results (Unaudited)*

Quarterly operating results for 2004 and 2003 were as follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Total revenues	**$165,565**	**$157,942**	**$160,381**	**$163,046**
Total expenses	**106,205**	**105,413**	**112,125**	**116,242**
Income before income taxes	**59,360**	**52,529**	**48,256**	**46,804**
Net income	**36,348**	**32,153**	**30,086**	**30,256**
Net income per share:				
Basic	**$ 0.53**	**$ 0.47**	**$ 0.44**	**$ 0.44**
Diluted	**$ 0.53**	**$ 0.46**	**$ 0.43**	**$ 0.43**
2003				
Total revenues	$ 144,736	$ 137,858	$ 133,545	$ 134,901
Total expenses	95,735	93,334	91,919	93,570
Income before income taxes	49,001	44,524	41,626	41,331
Net income	30,536	27,935	26,051	25,800
Net income per share:				
Basic	$ 0.45	$ 0.41	$ 0.38	$ 0.38
Diluted	$ 0.44	$ 0.41	$ 0.38	$ 0.37

Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.

NOTE 17 • *Segment Information*

Brown & Brown's business is divided into four reportable segments: the Retail Division, which provides a broad range of insurance products and services to commercial, governmental, professional and individual customers; the National Programs Division, which is comprised of two units - Professional Programs, which provides professional liability and related package products for certain professionals delivered through nationwide networks of independent agents, and Special Programs, which markets targeted products and services designated for specific industries, trade groups, governmental entities, and market niches; the Services Division, which provides insurance-related services, including third-party administration, consulting for the workers' compensation and employee benefit self-insurance markets, and managed healthcare services; and the Brokerage Division, which markets and sells excess and surplus commercial insurance and reinsurance, primarily through independent agents and brokers. Brown & Brown conducts all of its operations within the United States of America.

The accounting policies of the reportable segments are the same as those described in Note 1. Brown & Brown evaluates the performance of its segments based upon revenues and income before income taxes and minority interest. Inter-segment revenues are eliminated.

Summarized financial information concerning Brown & Brown's reportable segments is shown in the following table. The "Other" column includes any income and expenses not allocated to reportable segments and corporate-related items, including the inter-company interest expense charge to the reporting segment.

(in thousands)	Retail	National Programs	Brokerage	Services	Other	Total
	Year Ended December 31, 2004					
Total revenues	**$461,348**	**$112,092**	**$ 41,603**	**$ 26,809**	**$ 5,082**	**$646,934**
Investment income	**567**	**139**	**—**	**—**	**2,009**	**2,715**
Amortization	**15,314**	**5,882**	**757**	**36**	**157**	**22,146**
Depreciation	**5,734**	**1,583**	**508**	**387**	**698**	**8,910**
Interest expense	**21,846**	**8,603**	**1,319**	**69**	**(24,681)**	**7,156**
Income before income taxes and minority interest	**113,637**	**33,930**	**11,337**	**6,375**	**41,670**	**206,949**
Total assets	**843,823**	**359,551**	**128,699**	**13,760**	**(96,316)**	**1,249,517**
Capital expenditures	**5,568**	**2,693**	**694**	**788**	**409**	**10,152**

(in thousands)	Retail	National Programs	Brokerage	Services	Other	Total
	Year Ended December 31, 2003					
Total revenues	$ 399,010	$ 90,444	$ 31,740	$ 28,591	$ 1,255	$ 551,040
Investment income	55	143	—	—	1,230	1,428
Amortization	12,476	4,488	312	37	157	17,470
Depreciation	5,771	1,208	331	423	470	8,203
Interest expense	17,732	6,810	765	162	(21,845)	3,624
Income before income taxes and minority interest	98,386	31,705	11,128	5,525	29,738	176,482
Total assets	623,648	273,363	74,390	13,267	(118,814)	865,854
Capital expenditures	5,904	2,874	824	234	6,110	15,946

(in thousands)	Retail	National Programs	Brokerage	Services	Other	Total
	Year Ended December 31, 2002					
Total revenues	$ 346,931	$ 61,119	$ 23,964	$ 27,896	$ (4,168)	$ 455,742
Investment income	4,943	1,112	207	412	(3,729)	2,945
Amortization	10,997	2,627	224	38	156	14,042
Depreciation	5,153	964	265	479	384	7,245
Interest expense	16,741	2,369	564	194	(15,209)	4,659
Income before income taxes and minority interest	78,202	26,749	7,041	4,346	18,326	134,664
Total assets	521,073	208,769	65,376	12,318	(53,187)	754,349
Capital expenditures	5,784	487	338	250	416	7,275

NOTE 18 • *Subsequent Events*

From January 1, 2005 through March 3, 2005, Brown & Brown acquired the assets and assumed certain liabilities of 21 general insurance agencies and several books of business (customer accounts). The aggregate purchase price of these acquisitions was $233,664,000, including $230,860,000 of net cash payments, the issuance of $468,000 in notes payable and the assumption of $2,336,000 of liabilities. All of these acquisitions are insurance intermediaries and all were acquired primarily to expand Brown & Brown's core businesses and to attract and obtain high-quality individuals. Acquisition purchase prices are based primarily on a multiple of operating profits earned over a one- to three-year period within a minimum and maximum price range. The initial asset allocation of an acquisition is based on the minimum purchase price, and any subsequent earn-out payment is allocated to goodwill.

(in thousands)

Name of Acquisitions	Business Segment	2005 Date of Acquisition	Net Cash Paid	Notes Payable	Recorded Purchase Price
American Specialty Companies, Inc., et al.	National Programs	January 1	$ 23,744	$ —	$ 23,744
Braishfield Associates, Inc.	Brokerage	January 1	10,244	—	10,244
Hull & Company, Inc., et al.	Brokerage	March 1	175,000	—	175,000
Other	Various	Various	21,872	468	22,340
Total			$ 230,860	$ 468	$ 231,328

(in thousands)	American Specialty	Braishfield	Hull & Company	Other	Total
Other current assets	$ 80	$ —	$ —	$ 17	$ 97
Fixed assets	370	25	2,500	75	2,970
Purchased customer accounts	7,345	4,320	51,253	9,753	72,671
Noncompete agreements	30	40	95	115	280
Goodwill	18,255	5,859	121,152	12,380	157,646
Total assets acquired	26,080	10,244	175,000	22,340	233,664
Other current liabilities	(2,336)	—	—	—	(2,336)
Net assets acquired	$ 23,744	$ 10,244	$ 175,000	$ 22,340	$ 231,328

Brown & Brown's 2004 Consolidated Statement of Income does not include any results of these operations since the acquisitions were not effective until January 1, 2005 or later. The following unaudited pro forma results of operations of Brown & Brown give effect to these acquisitions for the years ended December 31, as though the transactions had occurred on January 1, 2003.

	Year Ended December 31,	
(in thousands, except per share data)	**2004**	2003
(Unaudited)		
Total revenues	**$746,129**	$ 637,402
Income before income taxes	**241,199**	204,935
Net income	**150,181**	128,111
Net income per share:		
Basic	**$ 2.18**	$ 1.87
Diluted	**$ 2.16**	$ 1.86
Weighted average number of shares outstanding:		
Basic	**68,909**	68,327
Diluted	**69,444**	68,897

Additional consideration was also paid to sellers as a result of purchase price "earn-out" adjustments. The net additional consideration paid by Brown & Brown as a result of these adjustments totaled $2,225,000, all of which was paid in cash.

REPORT OF *Independent Registered Public Accounting Firm*

To the Board of Directors and Stockholders of
Brown & Brown, Inc.
Daytona Beach, Florida

We have audited the accompanying consolidated balance sheets of Brown & Brown, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brown & Brown, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
March 14, 2005

MANAGEMENT'S REPORT ON *Financial Statements and Internal Controls*

The Management of Brown & Brown, Inc. and subsidiaries (Brown & Brown) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including Brown & Brown's principal executive officer and principal financial officer, Brown & Brown conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting Brown & Brown's evaluation of this effectiveness of its internal control over financial reporting, Brown & Brown has excluded the following acquisitions completed by Brown & Brown during 2004: Eugene W. Pashley Agency, Inc., J. Gregory Brown & Company, Inc. Insurance & Financial Services, Doyle Consulting Group, Inc., et al., Statfeld Vantage Insurance Group L.L.C., et al., Waldor Agency, Inc., Title Pac, Inc., et al., Proctor Financial Inc., Balcones-Southwest, Inc., Insurance Marketing Group, L.L.C., The McDuffee Insurance Agency, Inc., Wiita Insurance Agency, Inc., et al., International E&S Insurance Brokers, Inc., et al. and C.F. Lake Limited. Collectively, these acquisitions represented 18.9% of total assets as of December 31, 2004, 9.5% of total revenue and 4.8% of net income for the year ended. Refer to Note 2 to the Consolidated Financial Statements for further discussion of these acquisitions and their impact on Brown & Brown's Consolidated Financial Statements.

Based on Brown & Brown's evaluation under the framework in Internal Control – Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, as stated in their report which is included herein.



J. Hyatt Brown
Chief Executive Officer



Cory T. Walker
Chief Financial Officer

REPORT OF *Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting*

To the Board of Directors and Stockholders of
Brown & Brown Inc.
Daytona Beach, Florida

We have audited management's assessment, included in the accompanying Management's Report on Financial Statements and Internal Controls, that Brown & Brown, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Financial Statements and Internal Controls, management excluded from their assessment the internal control over financial reporting at Eugene W. Pashley Agency, Inc., J. Gregory Brown & Company, Inc. Insurance & Financial Services, Doyle Consulting Group, Inc., et al., Statfeld Vantage Insurance Group L.L.C., et al., Waldor Agency, Inc., Title Pac, Inc., et al., Proctor Financial Inc., Balcones-Southwest, Inc., Insurance Marketing Group, L.L.C., The McDuffee Insurance Agency, Inc., Wiita Insurance Agency, Inc., et al., International E&S Insurance Brokers, Inc., et al., and C.F. Lake Limited (collectively the "2004 Excluded Acquisitions"), which were acquired during 2004 and whose financial statements reflect total assets and revenues constituting 18.9% and 9.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Accordingly, our audit did not include the internal control over financial reporting at the 2004 Excluded Acquisitions. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 14, 2005, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Certified Public Accountants
Jacksonville, Florida
March 14, 2005

EIGHT-YEAR *Statistical Summary*

(in thousands, except per share data and Other Information)	Year Ended December 31, 2004	2003	2002	2001	2000	1999	1998	1997
REVENUES								
Commissions & fees	**$ 638,267**	$ 545,287	$ 452,289	$ 359,697	$ 258,309	$ 231,437	$ 211,722	$ 188,366
Investment income	**2,715**	1,428	2,945	3,686	4,887	3,535	4,350	5,431
Other income	**5,952**	4,325	508	1,646	2,209	2,551	718	2,315
Total revenues	**646,934**	551,040	455,742	365,029	265,405	237,523	216,790	196,112
EXPENSES								
Employee compensation and benefits	**314,221**	268,372	224,755	187,653	149,836	131,270	119,879	111,277
Non-cash stock grant compensation	**2,625**	2,272	3,823	1,984	483	1,263	732	176
Other operating expenses	**84,927**	74,617	66,554	56,815	44,372	41,893	41,228	38,043
Amortization	**22,146**	17,470	14,042	15,860	9,226	8,343	6,329	6,057
Depreciation	**8,910**	8,203	7,245	6,536	6,158	5,892	5,216	4,764
Interest	**7,156**	3,624	4,659	5,703	1,266	1,360	1,233	1,684
Total expenses	**439,985**	374,558	321,078	274,551	211,341	190,021	174,617	162,001
Income before income taxes and minority interest	**206,949**	176,482	134,664	90,478	54,064	47,502	42,173	34,111
Income taxes	**78,106**	66,160	49,271	34,834	20,146	18,331	16,179	13,408
Minority interest, net of tax	**–**	–	2,271	1,731	1,125	900	848	862
Net income	**$ 128,843**	$ 110,322	$ 83,122	$ 53,913	$ 32,793	$ 28,271	$ 25,146	$ 19,841
EARNINGS PER SHARE INFORMATION								
Net income per share – diluted	**$ 1.86**	$ 1.60	$ 1.22	$ 0.85	$ 0.53	$ 0.46	$ 0.41	$ 0.32
Weighted average number of shares outstanding	**69,444**	68,897	68,043	63,222	62,091	61,655	61,524	61,267
Dividends paid per share	**$ 0.2900**	$ 0.2425	$ 0.2000	$ 0.1600	$ 0.1350	$ 0.1150	$ 0.1025	$ 0.0883
YEAR-END FINANCIAL POSITION								
Total assets	**$1,249,517**	$ 865,854	$ 754,349	$ 488,737	$ 324,677	$ 286,416	$ 285,028	$ 254,636
Long-term debt	**$ 227,063**	$ 41,107	$ 57,585	$ 78,195	$ 10,660	$ 10,905	$ 24,522	$ 15,993
Shareholders' equity	**$ 624,325**	$ 498,035	$ 391,590	$ 175,285	$ 118,372	$ 100,355	$ 82,073	$ 72,377
Total shares outstanding (excluding treasury shares)	**69,159**	68,561	68,178	63,194	62,164	61,589	61,791	61,345
OTHER INFORMATION								
Number of full-time equivalent employees	**3,960**	3,517	3,384	2,921	2,143	2,016	2,063	1,869
Revenue per average no. of employees	**$ 173,046**	$ 159,699	$ 144,565	$ 144,166	$ 127,629	$ 116,461	$ 110,270	$ 105,069
Book value per share	**$ 9.03**	$ 7.26	$ 5.74	$ 2.77	$ 1.90	$ 1.63	$ 1.33	$ 1.18
Stock price at year end (closing price)	**$ 43.55**	$ 32.61	$ 32.32	$ 27.30	$ 17.50	$ 9.58	$ 8.74	$ 7.44
Stock price earnings multiple	**23.41**	20.38	26.49	32.12	33.02	20.83	21.30	23.23
Return on beginning shareholders' equity	**26%**	28%	47%	46%	33%	34%	35%	33%

Shareholder INFORMATION

CORPORATE OFFICES
220 South Ridgewood Avenue
Daytona Beach, Florida 32114
(386) 252-9601

401 East Jackson Street
Suite 1700
Tampa, Florida 33602
(813) 222-4100

OUTSIDE COUNSEL
Cobb & Cole
150 Magnolia Avenue
Daytona Beach, Florida 32114

Holland & Knight LLP
100 North Tampa Street
Suite 4100
Tampa, Florida 33602

CORPORATE INFORMATION AND SHAREHOLDER SERVICES
The Company has included as Exhibits 31 and 32 to its Annual Report on Form 10-K for the fiscal year 2004 filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure, and the Company has submitted to the New York Stock Exchange a certificate from the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

A copy of the Company's 2004 Annual Report on Form 10-K will be furnished without charge to any shareholder by writing:

Corporate Secretary
Brown & Brown, Inc.
P.O. Box 1348
Tampa, Florida 33601

A reasonable charge will be made for copies of the exhibits to the Form 10-K.

ANNUAL MEETING
The Annual Meeting of Shareholders of Brown & Brown, Inc. will be held:

April 21, 2005
9:00 a.m.
Ocean Walk Resort
300 North Atlantic Avenue
Daytona Beach, Florida 32118

TRANSFER AGENT AND REGISTRAR
Wachovia Bank, NA
1525 West W.T. Harris Boulevard
Charlotte, North Carolina 28262

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche, LLP
One Independent Drive
Suite 2801
Jacksonville, Florida 32202

STOCK LISTING
The New York Stock Exchange Symbol: BRO

Approximate number of shareholders of record as of February 23, 2005 was 1,132. Closing price per share on that date was $46.57.

MARKET PRICE OF COMMON STOCK

	Stock Price Range		Cash Dividends Declared
	High	Low	per Share
2004			
1st Quarter	**$ 39.43**	**$ 32.01**	**$ 0.0700**
2nd Quarter	**43.68**	**36.93**	**0.0700**
3rd Quarter	**46.15**	**40.35**	**0.0700**
4th Quarter	**46.76**	**38.60**	**0.0800**
2003			
1st Quarter	$ 33.83	$ 26.75	$ 0.0575
2nd Quarter	37.66	31.20	0.0575
3rd Quarter	34.14	28.20	0.0575
4th Quarter	33.35	29.20	0.0700

ADDITIONAL INFORMATION
Information concerning the services of Brown & Brown, Inc., as well as access to current financial releases, is available on the Internet. Brown & Brown's address is www.bbinsurance.com.

designed and produced by see see eye


BROWN & BROWN
1939
An American Meritocracy®

"The Best Way Is Almost Always
The Most Difficult Way.
Long Term Success Involves
Conflict With Those Who Are
Not Disciplined Or Committed.
Our Model Is Designed To Allow
Those Uncommitted, Undisciplined
People To Find Other Companies
Whose Focus Is Not Forever."

J. Hyatt Brown

May 2004


Brown
&
Brown
INSURANCE®

www.bbinsurance.com